Filed Pursuant to Rule 424(b)(2)
Registration Nos. 333-132370 and 333-132370-01

The information in this pricing supplement is not complete and may be changed. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. This pricing supplement and the accompanying prospectus supplement and prospectus are not an offer to sell these securities, nor are they soliciting an offer to buy these securities in any state where the offer or sale of securities is not permitted.

SUBJECT TO COMPLETION, DATED SEPTEMBER 26, 2007

PRICING SUPPLEMENT NO. 2007-MTNDD165 DATED                     , 2007

(TO PROSPECTUS SUPPLEMENT DATED APRIL 13, 2006 AND PROSPECTUS DATED MARCH 10, 2006) MEDIUM-TERM NOTES, SERIES D

CITIGROUP FUNDING INC.

Premium mAndatory Callable

Equity-linked secuRitieS

PACERSSM Based Upon a Basket of Energy Indices

Due                     , 2009

$10.00 per PACERS

Any Payments Due from Citigroup Funding Inc.

Fully and Unconditionally Guaranteed by Citigroup Inc.

■	The PACERS will mature on , 2009, unless called earlier by us.
■	No interest will be paid on the PACERS.
■

The return on the PACERS, if any, is based upon the weighted returns of two energy indices – the PHLX Oil Service Sector Index and the Standard & Poor’s® GSCITM Energy Excess Return Index. Each index will initially compose 50% of the value of the basket of energy indices (which we refer to as the underlying basket). The percentage of the value of the underlying basket represented by each index will vary over the term of the PACERS.

■

We will call the PACERS for cash in an amount equal to the sum of $10 plus a mandatory call premium if the closing value of the underlying basket on any index business day during each of the three-index-business-day periods starting on and including April     , 2008, October     , 2008 or April     , 2009 is greater than or equal to 100 (the initial basket value, set on the pricing date, which is the date on which the PACERS are priced for initial sale to the public).

■

If we do not call the PACERS, you will receive at maturity for each PACERS either (1) cash in an amount equal to the product of (a) the closing value of the underlying basket on the third index business day prior to maturity and (b) a ratio equal to $10 divided by the initial basket value if the closing value of the underlying basket on any index business day after the pricing date up to and including the third index business day before maturity is less than or equal to 80 (80% of the initial basket value), or (2) $10 in cash.

■	The PACERS are not principal-protected. At maturity you could receive an amount in cash less than your initial investment in the PACERS and could be zero.
■	We will not apply to list the PACERS on any exchange.

Investing in the PACERS involves a number of risks. See “ Risk Factors Relating to the PACERS” beginning on page PS-7.

The PACERS represent obligations of Citigroup Funding Inc. only. “Standard & Poor’s®,” “S&P®” and “S&P GSCITM” are trademarks of The McGraw-Hill Companies, Inc., “PHLX Oil Service SectorSM” are service marks of the Philadelphia Stock Exchange Inc. and all have been licensed for use by Citigroup Funding’s affiliate, Citigroup Global Markets Inc. The PACERS have not been passed on by Standard & Poor’s, the McGraw-Hill Companies, Inc. or the Philadelphia Stock Exchange Inc. as to their legality or suitability. The PACERS are not sponsored, endorsed, sold or promoted by Standard & Poor’s, The McGraw-Hill Companies, Inc. or the Philadelphia Stock Exchange Inc. None of Standard & Poor’s, the McGraw-Hill Companies, Inc. or the Philadelphia Stock Exchange Inc. make any warranties or bear any liability with respect to the PACERS.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the PACERS or determined that this pricing supplement and accompanying prospectus supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per PACERS	Total
Public Offering Price	$10.00	$
Agent’s Discount	$0.225	$
Proceeds to Citigroup Funding Inc.	$9.775	$

The agent expects to deliver the PACERS to purchasers on or about                     , 2007.

Investment Products	Not FDIC Insured	May Lose Value	No Bank Guarantee

SUMMARY INFORMATION — Q&A

What Are the PACERS?

PACERS are callable securities. The PACERS’ return, if any, and the amount you will receive at maturity is linked to the closing value of a basket of energy indices, which we refer to as the underlying basket. We will call the PACERS, in whole, but not in part, only if the closing value of the underlying basket on any index business day during each of the three-index-business-day periods starting on and including April      , 2008, October     , 2008 or April     , 2009 (which we refer to as call determination periods) is greater than or equal to 100 (the initial basket value to be set on the pricing date). The PACERS will not otherwise be called even if the closing value on any other day is greater than or equal to the initial basket value of 100. If we call the PACERS, you will receive for each PACERS a call price in cash equal to the sum of $10 plus a mandatory call premium equal to approximately 12.50% to 14.00% (to be determined on the pricing date) per annum on a simple interest basis. If we call the PACERS during one of the call determination periods beginning on April     , 2008 or October     , 2008, we will provide notice of a call, including the exact payment date, within one business day after the call of the PACERS and will make the payment associated with such call on the earlier of at least three business days after such call or the maturity date. If we call the PACERS during the call determination period beginning on April     , 2009, we will not provide notice of a call but will pay the call price to you at maturity.

If we do not call the PACERS, you will receive at maturity cash equal to your initial investment of $10 per PACERS, unless the closing value of the underlying basket on any index business day after the pricing date up to and including the third index business day before maturity (which we refer to as the valuation date) is less than or equal to 80 (80% of the initial basket value). In this case, you will receive at maturity cash in an amount equal to the product of (a) the closing value of the underlying basket on the valuation date and (b) a ratio equal to 0.1000, $10 divided by the initial basket value, and will be less than the amount of your initial investment and could be zero. If we do not call the PACERS, you will not in any case benefit from any increase in the value of the underlying basket or receive an amount at maturity greater than your initial investment. The PACERS are not principal protected.

The PACERS mature on                     , 2009, are callable by us semi-annually on any index business day during each of the three-index-business-day periods starting on and including April     , 2008, October     , 2008 or April     , 2009. The PACERS do not provide for earlier redemption by you. The PACERS are a series of unsecured senior debt securities issued by Citigroup Funding and any payments due on the PACERS are fully and unconditionally guaranteed by Citigroup Inc. The PACERS will rank equally with all other unsecured and unsubordinated debt of Citigroup Funding and, as a result of the guarantee, any payments due under the PACERS will rank equally with all other unsecured and unsubordinated debt of Citigroup Inc. The return of the principal amount of your investment in the PACERS is not guaranteed.

Each PACERS represents a principal amount of $10. You may transfer the PACERS only in units of $10 and integral multiples of $10. You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances. Instead, we will issue the PACERS in the form of a global certificate, which will be held by the Depository Trust Company or its nominee. Direct and indirect participants in DTC will record beneficial ownership of the PACERS by individual investors. Accountholders in the Euroclear or Clearstream Banking clearance systems may hold beneficial interests in the PACERS through the accounts that these systems maintain with DTC. You should refer to the section “Description of the PACERS — Book-Entry System” in the accompanying prospectus supplement and the section “Description of Debt Securities — Book-Entry Procedures and Settlement” in the accompanying prospectus.

Will I Receive Interest on the PACERS?

No. We will not make any periodic payments of interest on the PACERS.

What Will I Receive if Citigroup Funding Calls the PACERS?

We will call the PACERS, in whole, but not in part, if the closing value of the underlying basket on any index business day during the three-index-business-day periods starting on and including April     , 2008, October     , 2008 or April     , 2009 is greater than or equal to the initial basket value of 100. We refer to the three index business days each six months as a call determination period, and we refer to the index business day on which we call the PACERS, if any, as the call date. If we call the PACERS, you will receive for each PACERS a call price in cash equal to the sum of $10 and a mandatory call premium equal to approximately 12.50% to 14.00% (to be determined on the pricing date) per annum on a simple interest basis. The mandatory call premium will equal $             if the PACERS are called during the call determination period beginning on April     , 2008, $             if the PACERS are called during the call determination period beginning on October     , 2008 and $             if the PACERS are called during the call determination period beginning on April     , 2009.

If we call the PACERS during one of the call determination periods beginning on April     , 2008 or October     , 2008, we will provide notice of a call, including the exact call payment date, within one business day after the call date, and the call payment date will be at least three business days after the call date. If we call the PACERS during the call determination period beginning on April     , 2009, we will not provide notice of a call but will pay the call price to you at maturity.

The opportunity to fully participate in possible increases in the value of the underlying basket through an investment in the PACERS is limited if we call the PACERS because the return you receive will be limited to the amount of the applicable mandatory call premium.

What Will I Receive at Maturity of the PACERS?

If we call the PACERS during the call determination period beginning on April     , 2009, at maturity you will receive for each PACERS you hold a call price in cash equal to $            , the sum of $10 plus the applicable mandatory call premium.

If we do not call the PACERS, at maturity you will receive for each PACERS you hold either:

•

cash in an amount equal to the product of (a) the final basket value and (b) the basket ratio, if the closing value of the underlying basket on any index business day after the pricing date up to and including the valuation date is less than or equal to 80 (80% of the initial basket value), or

•	$10 in cash.

As a result, if we do not call the PACERS and the closing value of the underlying basket on any index business day after the pricing date up to and including the valuation date is less than or equal to approximately 80% (to be determined on the pricing date) of the initial basket value, the cash amount you receive at maturity for each PACERS will be less than the price paid for each PACERS and could be zero.

The initial basket value will be set to equal 100 on the pricing date.

The basket ratio will equal 0.1000, $10 divided by the initial basket value.

Where Can I Find Examples of Hypothetical Amounts Payable at Call or at Maturity?

For a table and graphs setting forth hypothetical amounts you could receive upon a call of the PACERS or at maturity, see “Description of the PACERS — Amounts Payable at Call or Maturity — Hypothetical Examples” in this pricing supplement.

Who Determines the Value of the Underlying Basket and What Does It Measure?

Citigroup Global Markets Inc., as calculation agent, will determine the value of the underlying basket as described in the section “Description of the Underlying Basket” in this pricing supplement. The underlying basket will represent the weighted returns of two indices from the pricing date through the valuation date: the PHLX Oil Service Sector Index and the S&P GSCI™ Energy Excess Return Index. Each of the indices initially will be weighted at 50% of the value of the basket based on the closing value of each index on the pricing date, as determined by the calculation agent, to achieve a starting value of 100 for the underlying basket on that date.

Each index will be assigned a basket composition ratio equal to 50 divided by the closing value of the relevant index on the pricing date. The value of the underlying basket on any index business day, including each of the three-index-business-days during the call determination periods and the valuation date, will equal the sum of the products of each index’s closing value and that index’s basket composition ratio.

Please note that an investment in the PACERS does not entitle you to any dividends, voting rights or any other ownership or other interest in respect of the stocks or futures contracts included in the indices comprising the underlying basket.

Who Publishes the PHLX Oil Service Sector Index and What Does It Measure?

Unless otherwise stated, all information on the PHLX Oil Service Sector Index provided in this pricing supplement is derived from the Philadelphia Stock Exchange Inc., which we refer to as “PHLX,” or other publicly available sources. The PHLX Oil Service Sector Index was developed by PHLX and is calculated, maintained and published by PHLX. It is a price-weighted index composed of 15 companies that provide oil drilling and production services, oil field equipment, support services and geophysical/reservoir services. The PHLX Oil Service Sector Index was set to an initial value of 75.00 on December 31, 1996 and options commenced trading on February 24, 1997. For further information on the PHLX Oil Service Sector Index, including its makeup, method of calculation and changes in its components, see “Description of the PHLX Oil Service Sector Index” in this pricing supplement.

Please note that an investment in the PACERS does not entitle you to any dividends, voting rights or any other ownership or other interest in respect of the stocks of the companies included in the PHLX Oil Service Sector Index.

How Has the PHLX Oil Service Sector Index Performed Historically?

We have provided tables showing the closing values of the PHLX Oil Service Sector Index on the last index business day of each month from January 1999 to August 2007, as well as a graph showing the daily closing values of the PHLX Oil Service Sector Index, commencing on January 4, 1999 and ending on September 25, 2007. You can find this table and the graph in the section “Description of the PHLX Oil Service Sector Index—Historical Data on the PHLX Oil Service Sector Index” in this pricing supplement. We have provided this historical information to help you evaluate the behavior of the PHLX Oil Service Sector Index in recent years. However, past performance is not indicative of how the PHLX Oil Service Sector Index will perform in the future.

Who Publishes the S&P GSCI™ Energy Excess Return Index and What Does It Measure?

Unless otherwise stated, all information on the S&P GSCI™ Energy Excess Return Index provided in this pricing supplement is derived from Standard & Poor’s, which we refer to as S&P, or other publicly available sources. The S&P GSCI™ Energy Excess Return Index is published by S&P and is a sub-index of the S&P GSCI™ Excess Return Index. The S&P GSCI™ Energy Excess Return Index contains six energy commodities — crude oil, Brent crude oil, unleaded gasoline, heating oil, gas oil and natural gas — and measures the excess return potentially available from investing in S&P GSCI™ futures contracts for these six energy commodities and rolling them forward each month. For further information on the S&P GSCI™ Energy Excess Return Index, including its makeup, method of calculation and changes in its components, see “Description of the S&P GSCI™ Energy Excess Return Index” in this pricing supplement.

Please note that an investment in the PACERS does not entitle you to any ownership or other interest in respect of the futures contracts or the commodities underlying the S&P GSCI™ Energy Excess Return Index.

How Has the S&P GSCI™ Energy Excess Return Index Performed Historically?

We have provided tables showing the closing values of the S&P GSCI™ Energy Excess Return Index on the last index business day of each month from January 1999 to September 2007, as well as a graph showing the daily closing values of the S&P GSCI™ Energy Excess Return Index, commencing on January 4, 1999 and ending on September 25, 2007. You can find this table and the graph in the section “Description of the S&P GSCI™ Energy Excess Return Index—Historical Data on the S&P GSCI™ Energy Excess Return Index” in this pricing supplement. We have provided this historical information to help you evaluate the behavior of the S&P GSCI™ Energy Excess Return Index in recent years. However, past performance is not indicative of how the S&P GSCI™ Energy Excess Return will perform in the future.

What Are the United States Federal Income Tax Consequences of Investing in the PACERS?

In purchasing a PACERS, you agree with Citigroup Funding that you and Citigroup Funding intend to treat a PACERS for U.S. federal income tax purposes as a cash-settled derivative financial instrument providing for the future payment based on the value of the underlying indices. Under such treatment, at maturity or upon the mandatory redemption of the PACERS for cash prior to or at maturity, or upon the sale or other taxable disposition of a PACERS by a U.S. Holder, the U.S. Holder generally will recognize capital gain or loss equal to the difference, if any, between the amount of cash received at maturity or the amount realized as a result of the mandatory redemption, sale or other taxable disposition and the U.S. Holder’s tax basis in the PACERS. Any such gain or loss generally will be long-term capital gain or loss if the U.S. Holder has held the PACERS for more than one year at the time of disposition. Due to the absence of authority as to the proper characterization of the PACERS, no assurance can be given that the Internal Revenue Service will accept, or that a court will uphold, the characterization and tax treatment described above, and alternative treatments of the PACERS could result in less favorable U.S. federal income tax consequences to you, including a requirement to accrue income on a current basis. You should refer to the section “Certain United States Federal Income Tax Considerations” in this pricing supplement for more information.

Will the PACERS Be Listed on a Stock Exchange?

The PACERS will not be listed on any exchange.

Can You Tell Me More About Citigroup Inc. and Citigroup Funding?

Citigroup Inc. is a diversified global financial services holding company whose businesses provide a broad range of financial services to consumer and corporate customers. Citigroup Funding is a wholly-owned subsidiary of Citigroup Inc. whose business activities consist primarily of providing funds to Citigroup Inc. and its subsidiaries for general corporate purposes.

What Is the Role of Citigroup Funding’s and Citigroup Inc.’s Affiliate, Citigroup Global Markets?

Our affiliate, Citigroup Global Markets, is the agent for the offering and sale of the PACERS and is expected to receive compensation for activities and services provided in connection with the offering. After the initial offering, Citigroup Global Markets and/or other of our broker-dealer affiliates intend to buy and sell the PACERS to create a secondary market for holders of the PACERS, and may engage in other activities described in the section “Plan of Distribution” in this pricing supplement, the accompanying prospectus supplement and prospectus. However, neither Citigroup Global Markets nor any of these affiliates will be obligated to engage in any market-making activities, or continue such activities once it has started them. Citigroup Global Markets will also act as calculation agent for the PACERS. Potential conflicts of interest may exist between Citigroup Global Markets and you as holder of the PACERS.

Can You Tell Me More About the Effect of Citigroup Funding’s Hedging Activity?

We expect to hedge our obligations under the PACERS through one or more of our affiliates. This hedging activity will likely involve trading in one or more of the stocks or futures contracts included in the indices comprising the underlying basket, or in other instruments, such as options, swaps or futures, based upon the indices comprising the underlying basket or the stocks or futures contracts included in the indices comprising the underlying basket. This hedging activity could affect the value of the underlying basket and therefore the market value of the PACERS. The costs of maintaining or adjusting this hedging activity could also affect the price at which our affiliate Citigroup Global Markets may be willing to purchase your PACERS in the secondary market. Moreover, this hedging activity may result in us or our affiliates receiving a profit, even if the market value of the PACERS declines. You should refer to “Risk Factors Relating to the PACERS — Risk Factors Relating to the PACERS — The Price at Which You Will Be Able to Sell Your PACERS Prior to Maturity Will Depend on a Number of Factors and May Be Substantially Less Than the Amount You Originally Invest” in this pricing supplement, “Risk Factors — Citigroup Funding’s Hedging Activity Could Result in a Conflict of Interest” in the accompanying prospectus supplement and “Use of Proceeds and Hedging” in the accompanying prospectus.

Does ERISA Impose Any Limitations on Purchases of the PACERS?

Employee benefit plans and other entities the assets of which are subject to the fiduciary responsibility provisions of the Employee Retirement Income Security Act of 1974, as amended, Section 4975 of the Internal Revenue Code of 1986, as amended, or substantially similar federal, state or local laws, including individual retirement accounts, (which we call “Plans”) will be permitted to purchase and hold the PACERS, provided that each such Plan shall by its purchase be deemed to represent and warrant either that (A)(i) none of Citigroup Global Markets, its affiliates or any employee thereof is a Plan fiduciary that has or exercises any discretionary authority or control with respect to the Plan’s assets used to purchase the PACERS or renders investment advice with respect to those assets and (ii) the Plan is paying no more than adequate consideration for the PACERS or (B) its acquisition and holding of the PACERS is not prohibited by any such provisions or laws or is exempt from any such prohibition. However, individual retirement accounts, individual retirement annuities and Keogh plans, as well as employee benefit plans that permit participants to direct the investment of their accounts, will not be permitted to purchase or hold the PACERS if the account, plan or annuity is for the benefit of an employee of Citigroup Global Markets or a family member and the employee receives any compensation (such as, for example, an addition to bonus) based on the purchase of the PACERS by the account, plan or annuity. Please refer to the section “ERISA Matters” in this pricing supplement for further information.

Are There Any Risks Associated with My Investment in the PACERS?

Yes, the PACERS are subject to a number of risks. Please refer to the section “Risk Factors Relating to the PACERS” in this pricing supplement.

RISK FACTORS RELATING TO THE PACERS

Because the terms of the PACERS differ from those of conventional debt securities in that, unless the PACERS are called by us, the amount you receive at maturity will be based on the closing value of the underlying basket on any index business day after the pricing date up to and including the valuation date, an investment in the PACERS entails significant risks not associated with similar investments in conventional debt securities, including, among other things, fluctuations in the value of the underlying basket and other events that are difficult to predict and beyond our control.

Risk Factors Relating to the PACERS

Your Investment in the PACERS May Result in a Loss if the Closing Value of the Underlying Basket Declines

If we do not call the PACERS, the amount you receive at maturity will depend on the closing value of the underlying basket on any index business day after the pricing date up to and including the valuation date. As a result, the amount you receive at maturity may be less than the amount you paid for your PACERS. If we do not call the PACERS and (i) on any index business day after the pricing date up to and including the valuation date the closing value of the underlying basket is less than or equal to 80 (80% of the initial basket value), and (ii) on the valuation date the value of the underlying basket is less than the initial basket value, then the cash amount you receive at maturity will be less than the price paid for each PACERS, and could be zero, in which case your investment in the PACERS will result in a loss. If we do not call the PACERS, this will be true even if the closing value of the underlying basket exceeds the initial basket value at one or more times after the pricing date but is less than or equal to 80 on any index business day after the pricing date up to and including the valuation date and the closing value on the valuation date is less than the initial basket value.

The PACERS Have a Mandatory Call Feature Which Limits the Potential Appreciation of Your Investment

We will call the PACERS if the closing value of the underlying basket on any index business day during the three call determination periods beginning on April     , 2008, October     , 2008 or April     , 2009 is greater than or equal to the initial basket value. If we call the PACERS, you will receive a call price in cash equal to $10 plus a mandatory call premium equal to approximately 12.50% to 14.00% (to be determined on the pricing date) per annum on a simple interest basis. The opportunity to participate in possible increases in the closing value of the underlying basket through an investment in the PACERS is limited because the return you receive if we call the PACERS will be limited to the amount of the applicable mandatory call premium. Therefore, your return on the PACERS may be less than your return on a similar security that was directly linked to the underlying basket and allowed you to participate more fully in the appreciation of the value of the underlying basket.

You Will Not Receive Any Periodic Payments on the PACERS

You will not receive any periodic payments of interest or any other periodic payments on the PACERS. In addition, you will not be entitled to receive dividend payments or other distributions, if any, made on the stocks included in the PHLX Oil Service Sector Index.

The Return on the Underlying Basket May Be Lower Than the Return on Either of the Indices Alone

Because the value of the underlying basket will be based on the weighted returns of the PHLX Oil Service Sector Index and the S&P GSCI™ Energy Excess Return Index, a significant increase in the value of one of the indices comprising the underlying basket during the term of the PACERS but not the other index may be substantially or entirely offset by a decrease in the value of the other index during the term of the PACERS. This may cause your return on the PACERS, if any, to be less than the return on a similar instrument linked to just one of the indices comprising the underlying basket.

An Investment in the PACERS Is Subject to Risks Associated with a Lack of Diversification

Because the PACERS are linked to an underlying basket composed of stocks and futures contracts in the energy sector, the PACERS are exposed to risks associated with an undiversified investment in this sector. Thus, an investment in the PACERS is likely to be more volatile than an investment in a note linked to a more diversified basket of stocks and/or future contracts. Increased volatility increases the chance that the closing value of the underlying basket on any index business day after the pricing date up to and including the valuation date will be less than or equal to 80, causing you to receive an amount at maturity less than the amount of your initial investment.

The Yield on the PACERS May Be Lower Than the Yield on a Standard Debt Security of Comparable Maturity

The PACERS do not pay any interest. As a result, if we do not call the PACERS (and regardless of whether the closing value of the underlying basket on any index business day after the pricing date up to and including the valuation date is less than or equal to 80), the effective yield on the PACERS will be less than that which would be payable on a conventional fixed-rate, non-callable debt security of Citigroup Funding of comparable maturity.

The Hypothetical Historical Performance of the Underlying Basket Is Not Indicative of the Future Performance of the Underlying Basket

The hypothetical historical performance of the underlying basket, which is included in this pricing supplement, should not be taken as an indication of the future performance of the underlying basket, an indication of whether the PACERS will be called or the actual amount you will receive at maturity. It is impossible to predict whether the actual value of the underlying basket will rise or fall.

You May Not Be Able to Sell Your PACERS If an Active Trading Market for the PACERS Does Not Develop

The PACERS have not been and will not be listed on any exchange. There is currently no secondary market for the PACERS. Citigroup Global Markets currently intends, but is not obligated, to make a market in the PACERS. Even if a secondary market does develop, it may not be liquid and may not continue for the term of the PACERS. If the secondary market for the PACERS is limited, there may be few buyers should you choose to sell your PACERS prior to maturity and this may reduce the price you receive.

The Price at Which You Will Be Able to Sell Your PACERS Prior to Maturity Will Depend on a Number of Factors and May Be Substantially Less Than the Amount You Originally Invest

We believe that the value of your PACERS in the secondary market will be affected by the supply of and demand for the PACERS, the value of the underlying basket and a number of other factors. Some of these factors are interrelated in complex ways. As a result, the effect of any one factor may be offset or magnified by the effect of another factor. The following paragraphs describe what we expect to be the impact on the market value of the PACERS of a change in a specific factor, assuming all other conditions remain constant.

Value of the Underlying Basket.    We expect that the market value of the PACERS will depend substantially on the amount, if any, by which the value of the underlying basket changes from the initial basket value of 100. However, changes in the value of the underlying basket may not always be reflected, in full or in part, in the market value of the PACERS. If you choose to sell your PACERS when the value of the underlying basket exceeds the initial basket value, you may receive substantially less than the amount that would be payable at maturity or upon a call based on that value because of expectations that the value of the underlying basket will continue to fluctuate between that time and the time when the amount you will receive at maturity or upon a call is determined. In addition, significant increases in the value of the underlying basket are not likely to be reflected in the trading price of the PACERS because we will call the PACERS on the earliest of the three call

determination periods beginning on April     , 2008, October     , 2008 or April     , 2009 for a mandatory call premium of $            , $             or $            , respectively, if the closing value of the underlying basket on any trading day during any of the call determination periods is greater than or equal to the initial basket value. If you choose to sell your PACERS when the value of the underlying basket is below the initial basket value, you may receive less than the amount you originally invested.

Prices of the stocks or futures contracts included in the indices comprising the underlying basket will be influenced by complex and interrelated political, economic, financial and other factors that can affect the capital markets generally, the equity trading markets on which the stocks are traded, the commodities futures contract markets, and by various circumstances that can influence the prices of the stocks or futures contracts in the energy market segment. Citigroup Funding’s hedging activities, the issuance of securities similar to the PACERS and other trading activities by Citigroup Funding, its affiliates and other market participants can also affect the value of the underlying basket.

Volatility of the Indices Comprising the Underlying Basket.    Volatility is the term used to describe the size and frequency of market fluctuations. If the expected volatility of the indices comprising the underlying basket changes during the term of the PACERS, the value of the underlying basket and thus the market value of the PACERS may decrease.

Mandatory Call Feature.    The possibility that the PACERS may be called during the call determination period every six months is likely to limit their value. If the PACERS did not include a mandatory call feature, we expect their value would be significantly different.

Events Involving the Companies Included in the PHLX Oil Service Sector Index.    General economic conditions and earnings results of the companies whose common stock are included in the PHLX Oil Service Sector Index and real or anticipated changes in those conditions or results, may affect the value of the underlying basket and the market value of the PACERS. In addition, if the dividend yields on those stocks increase, we expect that the value of the PACERS may decrease because the amount of cash you will receive at maturity or upon a call will not reflect the value of such dividend payments.

Suspension or Disruption of Futures Trading May Adversely Affect the Value of the PACERS.    The futures markets are subject to temporary distortions or other disruptions due to various factors, including the lack of liquidity in the markets, the cessation of trading in futures contracts, the participation of speculators and government and futures exchange regulation and intervention, any of which could reduce the value of the S&P GSCI™ Energy Excess Return Index and thus, the value of the underlying basket and the market value of the PACERS. In addition, U.S. futures exchanges and some foreign exchanges have regulations that limit the amount of fluctuations in futures contract prices that may occur during a single business day. These limits are generally referred to as “daily price fluctuations” and the maximum or minimum price of a contract on any given day as a result of these limits is referred to as a “limit price”. Once a limit price has been reached in a particular contract, no trades may be made at a different price. Limit prices have the effect of precluding trading in a particular contract or forcing the liquidation of contracts at disadvantageous times or prices. These distortions or disruptions may affect one or more components of the S&P GSCI™ Energy Excess Return Index or the value of the S&P GSCI™ Energy Excess Return Index itself.

Interest Rates.    We expect that the market value of the PACERS will be affected by changes in U.S. interest rates. In general, if U.S. interest rates increase, the market value of the PACERS may decrease, and if U.S. interest rates decrease, the market value of the PACERS may increase.

Time Premium or Discount.    As a result of a “time premium or discount,” the PACERS may trade at a value above or below that which would be expected based on the level of interest rates and the value of the underlying basket the longer the time remaining to maturity. A “time premium or discount” results from expectations concerning the value of the underlying basket during the period prior to the maturity of the PACERS. However, as the time remaining to maturity decreases, this time premium or discount may diminish, increasing or decreasing the market value of the PACERS.

Hedging Activities.    Hedging activities related to the PACERS by us or one or more of our affiliates will likely involve trading in one or more of the stocks or futures contracts included in the indices comprising the underlying basket, or in other instruments, such as options, swaps or futures, based upon the indices comprising the underlying basket or the stocks or futures contracts included in the indices comprising the underlying basket. This hedging activity could affect the value of the underlying basket and therefore the market value of the PACERS. It is possible that we or our affiliates may profit from our hedging activity, even if the market value of the PACERS declines. Profits or losses from this hedging activity could affect the price at which our affiliate Citigroup Global Markets may be willing to purchase your PACERS in the secondary market.

Citigroup Funding’s and Citigroup Inc.’s Financial Condition and Results and Citigroup Inc.’s Credit Ratings.    Actual or anticipated changes in our financial condition or results or those of Citigroup Inc. and actual or anticipated changes in Citigroup Inc.’s credit ratings may affect the market value of the PACERS. The PACERS are subject to the credit risk of Citigroup Inc., the guarantor of any payments due on the PACERS.

We want you to understand that the impact of one of the factors specified above may offset some or all of any change in the market value of the PACERS attributable to another factor.

The Market Value of the PACERS May Be Affected by Purchases and Sales of the Stocks or Futures Contracts Included in the Indices Comprising the Underlying Basket or Derivative Instruments Related to the Indices Comprising the Underlying Basket by Affiliates of Citigroup Funding

Citigroup Funding’s affiliates, including Citigroup Global Markets, may from time to time buy or sell the stocks or futures contracts included in the indices comprising the underlying basket or derivative instruments relating to the indices comprising the underlying basket or the stocks or futures contracts included in the indices comprising the underlying basket for their own accounts in connection with their normal business practices. These transactions could affect the value of the underlying basket and therefore the market value of the PACERS.

Citigroup Global Markets, an Affiliate of Citigroup Funding and Citigroup Inc., Is the Calculation Agent, Which Could Result in a Conflict of Interest

Citigroup Global Markets, which is acting as the calculation agent for the PACERS, is an affiliate of ours. As a result, Citigroup Global Markets’ duties as calculation agent, including with respect to making certain determinations and judgments that the calculation agent must make in determining amounts due to you, may conflict with its interest as an affiliate of ours.

The United States Federal Income Tax Consequences of the PACERS Are Uncertain

No statutory, judicial or administrative authority directly addresses the characterization of the PACERS or instruments similar to the PACERS for U.S. federal income tax purposes. As a result, significant aspects of the U.S. federal income tax consequences of an investment in the PACERS are not certain. No ruling is being requested from the Internal Revenue Service with respect to the PACERS and no assurance can be given that the Internal Revenue Service will agree with the conclusions expressed under “Certain United States Federal Income Tax Considerations” in this pricing supplement.

Risk Factors Relating to the Indices

The Historical Performance of the Indices Comprising the Underlying Basket Is Not an Indication of the Future Performance of these Indices

The historical performance of the indices comprising the underlying basket, which is included in this pricing supplement, should not be taken as an indication of the future performance of these indices during the term of the PACERS. Changes in the values of these indices will affect the value of the underlying basket and thus the value of the PACERS, but it is impossible to predict whether the value of the indices comprising the underlying basket will rise or fall.

The Volatility of the Value of the Indices Comprising the Underlying Basket May Result in a Cash Payment at Maturity Less Than or Equal to Your Initial Investment

Historically, the values of the indices comprising the underlying basket have been volatile. From January 1, 1999 to September 20, 2007, the closing value of the PHLX Oil Service Sector Index has been as low as 47.40 and as high as 300.77 and the closing value of the S&P GSCI™ Energy Excess Return Index has been as low as 93.55 and as high as 696.78. If we do not call the PACERS, whether you receive at maturity cash in an amount equal to the amount of your initial investment in the PACERS or cash in an amount less than your initial investment depends upon the closing value of the underlying basket on any index business day during the term of the PACERS, which in turn depends on the closing values of the indices comprising the underlying basket. The volatility of the value of the indices comprising the underlying basket may result in your receiving at maturity a cash amount less than your initial investment in the PACERS and which could be zero, resulting in a loss.

You Will Have No Rights Against the Index Publishers or Any Issuer of Any Stock Included in the PHLX Oil Service Sector Index

You will have no rights against any index publisher of the indices comprising the underlying basket or any issuer of any stock included in the PHLX Oil Service Sector Index, even though the amount you receive at maturity, if any, will depend on the prices of the stocks or futures contracts included in the indices comprising the underlying basket. By investing in the PACERS you will not acquire any shares of stocks or any futures contracts included in the indices comprising the underlying basket and you will not receive any dividends or other distributions with respect to stocks included in the PHLX Oil Service Sector Index. The index publishers and the issuers of the stocks included in the PHLX Oil Service Sector Index comprising the underlying basket are not in any way involved in this offering and have no obligations relating to the PACERS or to the holders of the PACERS.

Higher Future Prices of the Futures Contracts Included in the S&P GSCI™ Energy Excess Return Index Relative to Their Current Prices May Decrease the Likelihood of the PACERS Being Called and/or Your Payment at Maturity

Unlike equities, which typically entitle the holder to a continuing stake in a corporation, commodity futures contracts normally specify a certain date for delivery of the underlying physical commodity. As the futures contracts included in the S&P GSCI™ Energy Excess Return Index approach expiration, they are replaced by futures contracts that have a later expiration. Thus, for example, a futures contract purchased and held in August may specify an October expiration. As time passes, the contract expiring in October is replaced by a contract for delivery in November. This process is referred to as “rolling.” If the market for these contracts is (putting aside other considerations) in “backwardation,” where the prices are lower in the distant delivery months than in the nearer delivery months, the sale of the October contract would take place at a price that is higher than the price of the November contract, thereby creating a “roll yield,” without necessarily being indicative of the performance of the contracts. While the contracts included in the S&P GSCI™ Energy Excess Return Index have historically exhibited consistent periods of backwardation, backwardation will most likely not exist at all times. Moreover, the contracts included in the S&P GSCI™ Energy Excess Return Index have historically traded in markets in which the prices of contracts are higher in the distant delivery months than in the nearer delivery months. The absence of backwardation in the commodity markets could result in negative “roll yields,” which could adversely affect the value of the S&P GSCI™ Energy Excess Return Index and thus, the value of the underlying basket, decreasing the likelihood that the PACERS will be called and/or the amount of your payment at maturity of the PACERS.

Trading in Futures Contracts Associated with Physical Commodities Is Speculative and Can Be Extremely Volatile

Market prices of the underlying energy commodity interests may fluctuate rapidly based on numerous factors, including changes in supply and demand relationships; weather; agricultural, trade, fiscal, monetary and exchange control programs; domestic and foreign political and economic events and policies; and changes in interest rates. This may in turn result in volatile changes in the value of the S&P GSCI™ Energy Excess Return Index and thus, the value of the underlying basket and the market value of the PACERS.

The PACERS Will Not Be Regulated by the Commodity Futures Trading Commission

Unlike an investment in the PACERS, an investment in a collective investment vehicle that invests in futures contracts on behalf of its participants may be regulated as a commodity pool and its operator may be required to be registered with and regulated by the Commodity Futures Trading Commission (“CFTC”) as a commodity pool operator. Because the PACERS are not interests in a commodity pool, they will not be regulated by the CFTC as a commodity pool, we will not be registered with the CFTC as a commodity pool operator, and you will not benefit from the CFTC’s or any non-U.S. regulatory authority’s regulatory protections afforded to persons who trade in futures contracts or who invest in regulated commodity pools.

Your Return on the PACERS Will Not Reflect the Return You Would Realize If You Actually Owned the Stocks Included in the PHLX Oil Service Sector Index

Your return on the PACERS will not reflect the return you would realize if you actually owned the stocks included in the PHLX Oil Service Sector Index because PHLX calculates the PHLX Oil Service Sector Index by reference to the prices of the stocks included in the index without taking into consideration the value of any dividends paid on those stocks. As a result, the return on the PACERS may be less than the return you would realize if you actually owned the stocks included in the index even if the final closing value of the PHLX Oil Service Sector Index is greater than its initial closing value (assuming all else is equal).

DESCRIPTION OF THE PACERS

The following description of the particular terms of the PACERS supplements, and to the extent inconsistent therewith replaces, the description of the general terms and provisions of the debt securities set forth in the accompanying prospectus supplement and prospectus.

General

Premium mAndatory Callable Equity-linked secuRities (“PACERSSM”) Based Upon a Basket of Energy Indices (the “Underlying Basket”) are callable securities. The PACERS’ return, if any, and the amount you receive at maturity is linked to the closing value of the Underlying Basket. We will call the PACERS, in whole, but not in part, only if the closing value of the Underlying Basket on any Index Business Day during the three-Index-Business-Day periods starting on and including April     , 2008, October     , 2008 or April     , 2009 is greater than or equal to the Initial Basket Value of 100. The PACERS will not be called even if the closing value on any other day is greater than or equal to the Initial Basket Value. If we call the PACERS, you will receive for each PACERS a Call Price in cash equal to the sum of $10 plus a Mandatory Call Premium equal to approximately 12.50% to 14.00% (to be determined on the Pricing Date) per annum on a simple interest basis. If we call the PACERS during one of the Call Determination Periods beginning on April     , 2008 or October     , 2008, we will provide notice of a call, including the exact payment date, within one business day after the call of the PACERS and will make the payment associated with such call at least three business days after such call. If we call the PACERS during the Call Determination Period beginning on April     , 2009, we will not provide notice of a call but will pay the Call Price to you at maturity.

If we do not call the PACERS, you will receive at maturity cash equal to your initial investment of $10 per PACERS, unless the closing value of the Underlying Basket on any Index Business Day after the Pricing Date up to and including the Valuation Date is less than or equal to 80 (80% of the Initial Basket Value). In this case, you will receive at maturity cash in an amount which will be directly linked to the change in value of the Underlying Basket from its Closing Value on the Pricing Date, and will be less than the amount of your initial investment and could be zero. If we do not call the PACERS, you will not in any case benefit from any increase in the value of the Underlying Basket or receive an amount at maturity greater than your initial investment.

The PACERS are a series of debt securities issued under the senior debt indenture described in the accompanying prospectus, any payments due on which are fully and unconditionally guaranteed by Citigroup Inc. The aggregate principal amount of PACERS issued will be $             (         PACERS). The PACERS will mature on                     , 2009, unless called earlier by us, will constitute part of the senior debt of Citigroup Funding and will rank equally with all other unsecured and unsubordinated debt of Citigroup Funding. As a result of the Citigroup Inc. guarantee, any payments due under the PACERS will rank equally with all other unsecured and unsubordinated debt of Citigroup Inc. The return of the principal amount of your investment in the PACERS is not guaranteed. The PACERS will be issued only in fully registered form and in denominations of $10 per PACERS and integral multiples thereof.

Reference is made to the accompanying prospectus supplement and prospectus for a detailed summary of additional provisions of the PACERS and of the senior debt indenture under which the PACERS will be issued.

Interest

We will not make any periodic payments of interest on the PACERS. Additionally, you will not be entitled to receive dividend payments or other distributions, if any, made on the stocks included in the PHLX Oil Service Sector Index.

Mandatory Call Feature

We will call the PACERS, in whole, but not in part, if the closing value of the Underlying Basket on any Index Business Day during the three-Index-Business-Day periods starting on and including April     , 2008,

October     , 2008 or April     , 2009 is greater than or equal to the Initial Basket Value. We refer to the three Index Business Days each six months as a Call Determination Period, and we refer to the Index Business Day within a Call Determination Period on which we call the PACERS, if any, as the Call Date. If we call the PACERS, you will receive for each PACERS a Call Price in cash equal to the sum of $10 plus a Mandatory Call Premium equal to approximately 12.50% to 14.00% (to be determined on the Pricing Date) per annum on a simple interest basis. The Mandatory Call Premium will equal $             if the PACERS are called during the Call Determination Period beginning on April     , 2008, $             if the PACERS are called during the Call Determination Period beginning on October     , 2008 and $             if the PACERS are called during the Call Determination Period beginning on April     , 2009.

If we call the PACERS during one of the Call Determination Periods beginning on April     , 2008 or October     , 2008 we will provide notice of a call, including the exact call payment date, within one business day after the Call Date, and the call payment date will be at least three business days after the Call Date. If we call the PACERS during the Call Determination Period beginning on April     , 2009, we will not provide notice of a call but will pay the Call Price to you at maturity.

The opportunity to participate in possible increases in the value of the Underlying Basket through an investment in the PACERS is limited if we call the PACERS because the amount you receive will be limited to the Call Price.

So long as the PACERS are represented by global securities and are held on behalf of DTC, call notices and other notices will be given by delivery to DTC.

Payment at Maturity

If we call the PACERS during the Call Determination Period beginning on April     , 2009, at maturity you will receive for each PACERS you hold a Call Price in cash equal to $            , the sum of $10 plus the applicable Mandatory Call Premium.

If we do not call the PACERS, they will mature on                     , 2009. At maturity, you will receive for each PACERS an amount described below.

Determination of the Amount to be Received at Maturity

If not previously called, at maturity you will receive for each $10 principal amount of PACERS either:

•

cash in an amount equal to the product of the Final Basket Value and the Basket Ratio, if the closing value of the Underlying Basket on any Index Business Day after the Pricing Date up to and including the Valuation Date is less than or equal to 80 (80% of the Initial Basket Value), which we refer to as the “Downside Trigger Value,” or

•	$10 in cash.

As a result, if we do not call the PACERS and the closing value of the Underlying Basket on any Index Business Day after the Pricing Date up to and including the Valuation Date is less than or equal to the Downside Trigger Value, the cash amount you receive at maturity for each PACERS will be less than the price paid for each PACERS and could be zero.

The “Initial Basket Value” will be set to equal 100 on the Pricing Date.

The “Final Basket Value” will equal the closing value of the Underlying Basket on the Valuation Date.

The “Pricing Date” means the date on which the PACERS are priced for initial sale to the public.

The “Valuation Date” means the third Index Business Day before maturity.

The “Basket Ratio” will equal 0.1000, $10 divided by the Initial Basket Value.

If the closing value of either of the indices comprising the Underlying Basket is not available on any Index Business Day because of a Market Disruption Event or otherwise, the value of that index for that Index Business Day, unless deferred by the calculation agent as described below, will be the arithmetic mean, as determined by the calculation agent, of the value of that index obtained from as many dealers in equity securities (which may include Citigroup Global Markets or any of our other affiliates), but not exceeding three such dealers, as will make such value available to the calculation agent. The determination of the value of an index by the calculation agent in the event of a Market Disruption Event may be deferred by the calculation agent for up to five consecutive Index Business Days on which a Market Disruption Event is occurring, but not past the Index Business Day prior to maturity.

An “Index Business Day” means a day, as determined by the calculation agent, on which both of the indices comprising the Underlying Basket or any successor index is calculated and published and on which stocks or futures contracts comprising more than 80% of the value of that index on such day are capable of being traded on their relevant exchanges or markets during the one-half hour before the determination of the closing value of the Underlying Basket. All determinations made by the calculation agent will be at the sole discretion of the calculation agent and will be conclusive for all purposes and binding on us, Citigroup Inc. and the beneficial owners of the PACERS, absent manifest error.

A “Market Disruption Event” means, as determined by the calculation agent in its sole discretion, the occurrence or existence of any suspension of or limitation imposed on trading (by reason of movements in price exceeding limits permitted by any relevant exchange or market or otherwise) of, or the unavailability, through a recognized system of public dissemination of transaction information, for a period longer than two hours, or during the one-half hour period preceding the close of trading, on the applicable exchange or market, of accurate price, volume or related information in respect of (a) stocks or futures contracts which then comprise 20% or more of the value of the indices comprising the Underlying Basket or any successor index, (b) any options or futures contracts, or any options on such stocks or futures contracts relating to the indices comprising the Underlying Basket or any successor index, or (c) any options or futures contracts relating to stocks or futures contracts which then comprise 20% or more of the value of the indices comprising the Underlying Basket or any successor index on any exchange or market if, in each case, in the determination of the calculation agent, any such suspension, limitation or unavailability is material. For the purpose of determining whether a Market Disruption Event exists at any time, if trading in a stock or futures contract included in the indices comprising the Underlying Basket is materially suspended or materially limited at that time, then the relevant percentage contribution of that stock or futures contract to the value of the indices comprising the Underlying Basket will be based on a comparison of the portion of the value of the indices comprising the Underlying Basket attributable to that stock or futures contract relative to the overall value of the Underlying Basket, in each case immediately before that suspension or limitation.

Amounts Payable at Call or Maturity — Hypothetical Examples

The examples of hypothetical Call Prices and amounts received at maturity set forth below are intended to illustrate the effect of different closing values of the Underlying Basket on the amount you will receive in respect of the PACERS upon a mandatory call or at maturity. All of the hypothetical examples are based on the following assumptions:

•	Issue Price: $10.00 per PACERS

•	Pricing Date: October 24, 2007

•	Settlement Date: October 27, 2007

•	Valuation Date: April 24, 2009

•	Maturity Date: April 27, 2009

•	Initial Basket Value: 100

•	Minimum Underlying Basket value at which a Mandatory Call occurs: 100 (100.00% of the hypothetical Initial Basket Value)

•	Mandatory Call Premium:

a.	6.50%, if called on any Call Date in April 2008

b.	13.00%, if called on any Call Date in October 2008

c.	19.50%, if called on any Call Date in April 2009

•	Basket Ratio: 0.10000

•	Annualized dividend yield of the Underlying Basket: 0.00%

•

If the PACERS have not been previously called, at maturity, whether you receive cash in an amount equal to the product of the Final Basket Value and the Basket Ratio or your initial investment ($10.00 per PACERS) depends on whether the closing value of the Underlying Basket has declined by 80% or more (to 80 or less, the “Downside Trigger Value”) from the Initial Index Value on any Index Business Day after the Pricing Date up to and including the Valuation Date.

The following examples are for purposes of illustration only and would provide different results if different assumptions were applied. The actual amount you receive at maturity will depend on the Initial Basket Value; whether the closing value of the Underlying Basket on any Call Date is greater than or equal to the Initial Basket Value, causing the PACERS to be called; and if the PACERS are not called, whether the closing value of the Underlying Basket on any Index Business Day up to and including the Valuation Date has declined by approximately 80% or more (to be determined on the Pricing Date) from the Initial Basket Value causing you to receive at maturity cash in an amount equal to the product of the Final Basket Value and the Basket Ratio.

The PACERS are Mandatorily Called on any of the Call Dates

The PACERS have not been previously called and the closing value of the Underlying Basket on the relevant Call Date is equal to or greater than 100, the value at which a Mandatory Call occurs. The PACERS are consequently called at the applicable Call Price of $10.00 plus the Mandatory Call Premium per PACERS.

a. If the Call Date occurs in April 2008, the Call Price will be $10.00 plus a Mandatory Call Premium of $0.65. Call Price = $10.00 + $0.65 = $10.65 per PACERS

b. If the Call Date occurs in October 2008, the Call Price will be $10.00 plus a Mandatory Call Premium of $1.30. Call Price = $10.00 + $1.30 = $11.30 per PACERS

c. If the Call Date occurs in April 2009, the Call Price will be $10.00 plus a Mandatory Call Premium of $1.95. Call Price = $10.00 + $1.95 = $11.95 per PACERS

d.      Even if the Downside Trigger Value has been breached, the PACERS will be called on any Index Business Day within any Call Determination Period if the closing value of the Underlying Basket on such date is equal to or greater than 100, the value at which a Mandatory Call would occur. If the Call Date occurs in April 2009, the Call Price will be $10.00 plus a Mandatory Call Premium of $1.95.

Call Price = $10.00 + $1.95 = $11.95 per PACERS

The PACERS are not Mandatorily Called on any of the Call Dates and Downside Trigger Value is Not Breached

The PACERS are not called on any of the Call Dates, and the Closing Value of the Underlying Basket is not less than or equal to 80% of the Initial Basket Value, or 80, at any day from the Pricing Date up to and including the Valuation Date.

Since the closing value of the Underlying Basket on any Index Business Day after the Pricing Date up to and including the Valuation Date is not less than or equal to 80, the amount received at maturity will be $10.00 per PACERS.

Amount received at maturity = $10.00 per PACERS

The PACERS are not Mandatorily Called on any of the Call Dates and Downside Trigger Value is Breached

The PACERS are not called on any of the Call Dates, and the closing value of the Underlying Basket is less than 80% of the Initial Basket Value, or 80, on any Index Business Day from the Pricing Date up to and including the Valuation Date. At maturity you will receive for each PACERS cash in an amount equal to the product of the Final Basket Value and the Basket Ratio (or 0.10000).

Even if the closing value of the Underlying Basket is greater than 100, or the value at which a Mandatory Call occurs, at one or more times on or prior to the Valuation Date, the closing value of the Underlying Basket is below 100 on all of the Call Dates. Consequently, the PACERS will not be called on any Call Date.

If the closing value of the Underlying Basket on any Index Business Day after the Pricing Date up to and including the Valuation Date is equal to or less than 80, then you will receive at maturity cash in an amount equal to the product of the Final Basket Value and the Basket Ratio (or 0.10000). If the closing value of the Underlying Basket on the Maturity Date is 75 then the cash amount you will receive, based on such closing value, will be $7.50. Amount received at maturity = 0.10000 * 75 = $7.50.

Summary Chart of Hypothetical Examples

The PACERS are Mandatorily Called

Date on which the PACERS are called	Any Call Date in April 2008	Any Call Date in October 2008	Any Call Date in April 2009 (Downside Trigger Not Breached)	Any Call Date in April 2009 (Downside Trigger Breached)
Hypothetical Initial Basket Value	100.00	100.00	100.00	100.00

Hypothetical lowest closing value on or prior to the Valuation Date	90.00	82.50	82.80	75.00

Is the hypothetical lowest closing value less than or equal to 80% of the Initial Basket Value, or 80?	No	No	No	Yes

Hypothetical minimum value at which a Mandatory Call would occur	100.00	100.00	100.00	100.00

Hypothetical closing value of the Underlying Basket on the Call Date	10.65	11.30	11.95	11.95

Call Price for the PACERS	$10.65	$11.30	$11.95	$11.95

Return on the Underlying Basket (excluding any cash dividend payments)	10.00%	7.50%	19.50%	7.00%

Return on the Underlying Basket (including all cash dividend payments)	10.00%	7.50%	19.50%	7.00%

Return on the PACERS	6.50%	13.00%	19.50%	19.50%

The PACERS are not Mandatorily Called

	Downside Trigger Not Breached	Downside Trigger Breached
Hypothetical Initial Basket Value	100.00	100.00
Hypothetical lowest closing value on or prior to the Valuation Date	83.50	75.00
Is the hypothetical lowest closing value less than or equal to 80% of the Initial Basket Value, or 80?	No	Yes
Will investors receive at maturity cash in an amount less than their initial investment at maturity?	No	Yes
Hypothetical closing value of the Underlying Basket at maturity	83.50	75.00
Amount received at maturity	$10.00	$7.50
Return on the Underlying Basket (excluding any cash dividend payments)	-16.50%	-25.00%
Return on the Underlying Basket (including all cash dividend payments)	-16.50%	-25.00%
Return on the PACERS	0.00%	-25.00%

Discontinuance of the Indices

If S&P discontinues publication of the S&P GSCITM Energy Excess Returns Index or PHLX discontinues publication of the PHLX Oil Service Sector Index, and if either of them or another entity publishes a successor or substitute index that the calculation agent determines, in its sole discretion, to be comparable to the relevant index, then the value of the relevant index will be determined by reference to the value of that index, which we refer to as a “successor index.”

Upon any selection by the calculation agent of a successor index, the calculation agent will cause notice to be furnished to the registered holders of the PACERS.

If S&P discontinues publication of the S&P GSCITM Energy Excess Return Index or PHLX discontinues publication of any PHLX Oil Service Sector Index and a successor index is not selected by the calculation agent or is no longer published on the date of determination of the value of the Underlying Basket, the value to be substituted for the relevant index for that date will be a value computed by the calculation agent for that date in accordance with the procedures last used to calculate the relevant index prior to any such discontinuance.

If S&P discontinues publication of the GSCITM Energy Excess Return Index or PHLX discontinues publication of the PHLX Oil Service Sector Index before we call the PACERS and prior to the determination of the maturity payment amount, if any, and the calculation agent determines that no successor index is available at that time, then on each Index Business Day until the earlier to occur of (a) the determination that we will call the PACERS, (b) the determination of the maturity payment amount, if any, and (c) a determination by the calculation agent that a successor index is available, the calculation agent will determine the value that is to be used in determining the value of the relevant index as described in the preceding paragraph. Notwithstanding these alternative arrangements, discontinuance of the publication of either index comprising the Underlying Basket may adversely affect trading in the PACERS.

If a successor index is selected or the calculation agent calculates a value as a substitute for the relevant index as described above, the successor index or value will be substituted for the relevant index for all purposes, including for purposes of determining whether an Index Business Day or Market Disruption Event occurs. Notwithstanding these alternative arrangements, discontinuance of the publication of either index comprising the Underlying Basket may adversely affect the market value of the PACERS, if any.

All determinations made by the calculation agent will be at the sole discretion of the calculation agent and will be conclusive for all purposes and binding on us, your broker and the beneficial owners of the PACERS, absent manifest error.

Alteration of Method of Calculation

If at any time the method of calculating the S&P GSCITM Energy Excess Return Index or the PHLX Oil Service Sector Index or any successor index is changed in any material respect, or if the S&P GSCITM Energy Excess Return Index or the PHLX Oil Service Sector Index or any successor index is in any other way modified so that the value of the S&P GSCITM Energy Excess Return Index, the PHLX Oil Service Sector Index or the successor index does not, in the opinion of the calculation agent, fairly represent the value of that index had the changes or modifications not been made, then, from and after that time, the calculation agent will, at the close of business in New York, New York, make those adjustments as, in the good faith judgment of the calculation agent, may be necessary in order to arrive at a calculation of a value of an index comparable to the S&P GSCITM Energy Excess Return Index, the PHLX Oil Service Sector Index or the successor index as if the changes or modifications had not been made, and calculate the value of the index with reference to the relevant index or the successor index. Accordingly, if the method of calculating the S&P GSCITM Energy Excess Return Index, the PHLX Oil Service Sector Index or any successor index is modified so that the value of the S&P GSCITM Energy Excess Return Index, the PHLX Oil Service Sector Index or the successor index is a fraction or a multiple of what it would have been if it had not been modified, then the calculation agent will adjust that index in order to arrive at a value of the index as if it had not been modified.

Redemption at the Option of the Holder; Defeasance

The PACERS are not subject to redemption at the option of any holder prior to maturity and are not subject to the defeasance provisions described in the accompanying prospectus under “Description of Debt Securities — Defeasance.”

Events of Default and Acceleration

In case an Event of Default (as defined in the accompanying prospectus) with respect to any PACERS shall have occurred and be continuing, the amount declared due and payable upon any acceleration of the PACERS will be determined by the calculation agent and will equal, for each PACERS, the Call Price or amount to be received at maturity, as applicable, calculated as though the Call Date or maturity of the PACERS were the date of early repayment. See “— Mandatory Call Feature” and “— Determination of the Amount to be Received at Maturity” above. If a bankruptcy proceeding is commenced in respect of Citigroup Funding or Citigroup Inc., the claim of a beneficial owner of a PACERS against the entity that becomes subject to a bankruptcy proceeding will be capped at the Call Price or the amount to be received at maturity, as applicable, calculated as though the Call Date or maturity of the PACERS were the date of the commencement of the proceeding.

In case of default in payment at maturity of the PACERS, the PACERS shall bear interest, payable upon demand of the beneficial owners of the PACERS in accordance with the terms of the PACERS, from and after the maturity date through the date when payment of the unpaid amount has been made or duly provided for, at the rate of         % per annum on the unpaid amount due.

Paying Agent and Trustee

Citibank, N.A. will serve as the paying agent for the PACERS and will also hold the global security representing the PACERS as custodian for DTC. The Bank of New York, as successor trustee under an indenture dated June 1, 2005, will serve as trustee for the PACERS.

Calculation Agent

The calculation agent for the PACERS will be Citigroup Global Markets. All determinations made by the calculation agent will be at the sole discretion of the calculation agent and will, in the absence of manifest error, be conclusive for all purposes and binding on Citigroup Funding, Citigroup Inc. and the holders of the PACERS.

Because the calculation agent is an affiliate of Citigroup Funding and Citigroup Inc., potential conflicts of interest may exist between the calculation agent and the holders of the PACERS, including with respect to certain determinations and judgments that the calculation agent must make in determining amounts due to holders of the PACERS. Citigroup Global Markets is obligated to carry out its duties and functions as calculation agent in good faith and using its reasonable judgment.

DESCRIPTION OF THE UNDERLYING BASKET

General

The Underlying Basket will be established on the Pricing Date and will be calculated by Citigroup Global Markets, as calculation agent. The Underlying Basket will represent the weighted returns of two indices from the pricing date through the valuation date: the PHLX Oil Service Sector Index and the S&P GSCI™ Energy Excess Return Index. Each of the indices initially will be weighted as set forth below based on the value of each index on the Pricing Date, as determined by the calculation agent, to achieve a Starting Value of 100 for the Underlying Basket on that date:

Underlying Index	Percentage of Basket	Initial Index Value	Basket Composition Ratio
PHLX Oil Service Sector Index	50%
S&P GSCI™ Energy Excess Return Index	50%

The value of the Underlying Basket on any Index Business Day, including during each Call Determination Period and the Valuation Date, will equal the sum of the products of each index’s closing value and that index’s basket composition ratio.

Hypothetical Historical Values of the Underlying Basket

The following table sets forth the hypothetical high and low closing values of the Underlying Basket for each month in the period from January 1999 through August 2007. Each value was calculated as if the Underlying Basket had been created on January 4, 1999 with an initial value of 100. The Underlying Basket actually will be calculated on the Pricing Date with a value of 100. The hypothetical historical high and low closing values set forth below have not been reviewed or verified by PHLX, S&P or any other independent third party.

Actual historical high and low closing values of each of the indices comprising the Underlying Basket were used to calculate the hypothetical high and low closing values of the Underlying Basket. However, these hypothetical high and low closing values should not be taken as an indication of the actual composition of the Underlying Basket or the future performance of the Underlying Basket or what the market value of the PACERS may be. Any hypothetical historical upward or downward trend in the value of the Underlying Basket during any period set forth below is not an indication that the Underlying Basket is more or less likely to increase or decrease at any time during the term of the PACERS.

	1999		2000		2001		2002
	High	Low	High	Low	High	Low	High	Low
January	108.55	94.22	186.31	160.50	275.04	260.43	174.83	154.05
February	97.74	89.61	201.14	176.28	285.13	257.59	179.70	161.44
March	126.68	90.12	228.37	198.81	277.76	243.38	208.65	183.12
April	138.73	115.39	214.56	190.63	269.64	235.21	217.04	189.46
May	142.22	126.37	243.79	213.72	276.46	256.60	225.42	204.12
June	143.23	125.54	251.86	227.42	261.57	217.58	206.70	191.37
July	149.82	139.72	251.06	222.77	224.72	200.18	198.74	174.26
August	163.73	147.31	276.19	234.52	214.75	198.59	204.00	173.46
September	169.83	154.01	293.03	265.90	207.51	162.11	200.61	187.66
October	157.89	138.65	293.89	253.34	187.08	167.42	204.35	188.57
November	171.57	146.75	280.49	256.54	183.20	150.81	198.93	181.05
December	171.45	152.80	274.25	246.79	179.51	160.31	224.69	199.25

	2003		2004		2005		2006		2007
	High	Low	High	Low	High	Low	High	Low	High	Low
January	227.31	210.27	271.44	252.11	352.23	312.03	482.25	440.08	360.58	328.47
February	261.14	226.21	278.20	253.53	372.30	333.71	463.68	405.45	374.62	357.81
March	260.29	210.92	286.65	269.62	394.38	368.88	451.24	408.82	396.28	360.35
April	224.76	206.97	292.89	267.91	405.33	354.08	493.72	445.74	413.83	390.37
May	239.48	209.25	308.26	289.08	364.06	339.81	492.85	440.75	427.87	401.33
June	251.98	231.84	309.70	285.81	404.31	369.05	466.74	421.79	445.77	418.15
July	239.65	225.25	323.83	302.20	416.93	393.06	466.52	432.54	465.72	445.23
August	246.17	233.07	330.88	309.67	479.92	424.28	466.29	420.40	450.30	416.82
September	231.43	216.95	356.54	314.79	489.87	446.94	422.20	364.01
October	245.98	218.38	390.63	358.12	476.83	424.55	386.80	355.28
November	238.88	220.33	365.15	337.24	443.21	413.94	398.66	366.49
December	263.13	229.14	343.72	313.48	459.39	418.96	399.78	369.60

The following graph sets forth the hypothetical historical daily closing values of the Underlying Basket on each index business day, commencing on January 4, 1999 and ending on September 25, 2007, each calculated as if the Underlying Basket had been created on January 4, 1999 with an initial value of 100. The hypothetical past movements of the Underlying Basket are not indicative of future closing values.

DESCRIPTION OF THE S&P GSCITM ENERGY EXCESS RETURN INDEX

General

Unless otherwise stated, we have derived all information regarding the S&P GSCITM Energy Excess Return Index provided in this pricing supplement, including its composition, method of calculation and changes in components, from S&P, other publicly available sources and other sources we believe to be reliable. Such information reflects the policies of, and is subject to change by S&P. S&P is under no obligation to continue to publish, and may discontinue or suspend the publication of, the S&P GSCITM Energy Excess Return Index at any time. None of Citigroup Funding, Citigroup Inc., Citigroup Global Markets or the trustee assumes any responsibility for the accuracy or completeness of any information relating to the S&P GSCITM Energy Excess Return Index.

The S&P GSCITM Energy Excess Return Index is published by S&P and is a sub-index of the S&P GSCITM Excess Return Index. The S&P GSCITM Energy Excess Return Index contains six energy commodities—crude oil, Brent crude oil, unleaded gasoline, heating oil, gas oil and natural gas—and measures the excess return potentially available from investing in S&P GSCITM futures contracts for these six energy commodities and rolling them forward each month (on the 5th—9th business days of each month). It also incorporates the discount or premium obtained by “rolling” hypothetical positions in such contracts forward as they approach delivery.

The levels of the S&P GSCITM Energy Excess Return Index are published by S&P continuously on each business day, with such level being updated every several minutes. As a sub-index of the S&P GSCITM Excess Return Index, the S&P GSCITM Energy Excess Return Index is constructed and valued in the same way as the S&P GSCITM Excess Return Index, except that it is specifically limited to crude oil, Brent crude oil, unleaded gasoline, heating oil, gas oil and natural gas contracts. The S&P GSCITM Excess Return Index measures the daily returns accrued from investing in uncollateralized nearby commodities futures. You can find more information on the S&P GSCITM and the S&P GSCITM Excess Return Index on the website of S&P.

The S&P GSCITM Excess Return Index and the S&P GSCITM

The S&P GSCITM Excess Return Index, originally established in May 1991 by The Goldman Sachs Group, Inc. and subsequently purchased by Standard & Poor’s in early 2007, reflects the excess returns that are potentially available through an unleveraged investment in the contracts composing the S&P GSCITM. The S&P GSCITM is a proprietary index that S&P calculates. The value of the S&P GSCITM, on any given day, reflects

•	the price levels of the contracts included in the S&P GSCITM (which represents the value of the S&P GSCITM) and

•	the “contract daily return,” which is the percentage change in the total dollar weight of the S&P GSCITM from the previous day to the current day.

Each of these components is described below.

The S&P GSCITM is an index on a production weighted basket of principal non-financial commodities (i.e., physical commodities) that satisfy specified criteria. The S&P GSCITM is designed to be a measure of the performance over time of the markets for these commodities. The only commodities represented in the S&P GSCITM are those physical commodities on which active and liquid contracts are traded on trading facilities in major industrialized countries. The commodities included in the S&P GSCITM are weighted, on a production basis, to reflect the relative significance (in the view of S&P, in consultation with the Policy Committee, as described below) of such commodities to the world economy. The fluctuations in the value of the S&P GSCITM are intended generally to correlate with changes in the prices of such physical commodities in global markets. The S&P GSCITM was established in 1991 and has been normalized so that its hypothetical level on January 2, 1970 was 100. Futures contracts on the S&P GSCITM, and options on such futures contracts, are currently listed for trading on the Chicago Mercantile Exchange.

Set forth below is a summary of the composition of and the methodology used to calculate the S&P GSCITM as of the date of this pricing supplement.

The methodology for determining the composition and weighting of the S&P GSCITM and for calculating its value is subject to modification in a manner consistent with the purposes of the S&P GSCITM, as described below. S&P makes the official calculations of the S&P GSCITM. At present, this calculation is performed continuously and is reported on Reuters page GSCITM (or any successor or replacement page) and is updated on Reuters at least once every three minutes during business hours on each day on which the offices of S&P in New York City are open for business, which we refer to as a “S&P GSCITM Business Day” for the purposes of this description. The settlement price for the S&P GSCITM Excess Return Index is also reported on Reuters page GSCITM (or any successor or replacement page) at the end of each S&P GSCITM Business Day.

S&P, and certain of its affiliates, will trade the contracts composing S&P GSCITM or any of its sub-indices, as well as the underlying commodities and other derivative instruments thereon, for their proprietary accounts and other accounts under their management. There may be conflicts of interest between you and S&P.

In light of the rapid development of electronic trading platforms and the potential for significant shifts in liquidity between traditional exchanges and such platforms, S&P has undertaken a review of both the procedures for determining the contracts to be included in the S&P GSCITM and the procedures for evaluating available liquidity on an intra-year basis in order to provide S&P GSCITM market participants with efficient access to new sources of liquidity and the potential for more efficient trading. In particular, S&P, in consultation with the Policy Committee described below, is examining the conditions under which an instrument traded on an electronic platform, rather than a traditional futures contract traded on a traditional futures exchange, should be permitted to be included in the S&P GSCITM and how the composition of the S&P GSCITM should respond to rapid shifts in liquidity between such instruments and contracts currently included in the S&P GSCITM. Any changes made to the S&P GSCITM composition or methodology as a result of this examination will be announced by S&P and provided in a written statement to any investor upon request to the calculation agent.

Composition of the S&P GSCITM

In order to be included in the S&P GSCITM, a contract must satisfy the following eligibility criteria:

•	The contract must be in respect of a physical commodity and not a financial commodity. In addition, the contract must:

•	have a specified expiration or term or provide in some other manner for delivery or settlement at a specified time, or within a specified period, in the future; and

•	at any given point in time, be available for trading at least five months prior to its expiration or such other date or time period specified for delivery or settlement.

The commodity must be the subject of a contract that:

•	is denominated in U.S. dollars;

•

is traded on or through an exchange, facility or other platform (referred to as a “trading facility”) that has its principal place of business or operations in a country which is a member of the Organization for Economic Cooperation and Development and that:

•

makes price quotations generally available to its members or participants (and, if S&P is not such a member or participant, to S&P) in a manner and with a frequency that is sufficient to provide reasonably reliable indications of the level of the relevant market at any given point in time;

•	makes reliable trading volume information available to S&P with at least the frequency required by S&P to make the monthly determinations;

•	accepts bids and offers from multiple participants or price providers; and

•	is accessible by a sufficiently broad range of participants.

The price of the relevant contract that is used as a reference or benchmark by market participants (referred to as the “daily contract reference price”) generally must have been available on a continuous basis for at least two years prior to the proposed date of inclusion in the S&P GSCITM. In appropriate circumstances, however, S&P, in consultation with the Policy Committee, may determine that a shorter time period is sufficient or that historical daily contract reference prices for such contract may be derived from daily contract reference prices for a similar or related contract. The daily contract reference price may be (but is not required to be) the settlement price or other similar price published by the relevant trading facility for purposes of margining transactions or for other purposes.

At and after the time a contract is included in the S&P GSCITM, the daily contract reference price for such contract must be published between 10:00 A.M. and 4:00 P.M., New York City time, on each business day relating to such contract by the trading facility on or through which it is traded and must generally be available to all members of, or participants in, such facility (and, if S&P is not such a member or participant, to S&P) on the same day from the trading facility or through a recognized third-party data vendor. Such publication must include, at all times, daily contract reference prices for at least one expiration or settlement date that is five months or more from the date the determination is made, as well as for all expiration or settlement dates during such five-month period. For a contract to be eligible for inclusion in the S&P GSCITM, volume data with respect to such contract must be available for at least the three months immediately preceding the date on which the determination is made.

A contract that is:

•

not included in the S&P GSCITM at the time of determination and that is based on a commodity that is not represented in the S&P GSCITM at such time must, in order to be added to the S&P GSCITM at such time, have a total dollar value traded, over the relevant period, as the case may be and annualized, of at least U.S. $15 billion. The total dollar value traded is the dollar value of the total quantity of the commodity underlying transactions in the relevant contract over the period for which the calculation is made, based on the average of the daily contract reference prices on the last day of each month during the period.

•

already included in the S&P GSCITM at the time of determination and that is the only contract on the relevant commodity included in the S&P GSCITM must, in order to continue to be included in the S&P GSCITM after such time, have a total dollar value traded, over the relevant period, as the case may be and annualized, of at least U.S. $5 billion and at least U.S. $10 billion during at least one of the three most recent annual periods used in making the determination.

•

not included in the S&P GSCITM at the time of determination and that is based on a commodity on which there are one or more contracts already included in the S&P GSCITM at such time must, in order to be added to the S&P GSCITM at such time, have a total dollar value traded, over the relevant period, as the case may be and annualized of at least U.S. $30 billion.

•

already included in the S&P GSCITM at the time of determination and that is based on a commodity on which there are one or more contracts already included in the S&P GSCITM at such time must, in order to continue to be included in the S&P GSCITM after such time, have a total dollar value traded, over the relevant period, as the case may be and annualized, of at least U.S. $10 billion and at least U.S. $20 billion during at least one of the three most recent annual periods used in making the determination.

•

already included in the S&P GSCITM at the time of determination must, in order to continue to be included after such time, have a reference percentage dollar weight of at least 0.10%. The reference percentage dollar weight of a contract is determined by multiplying the CPW (defined below) of a contract by the average of its daily contract reference prices on the last day of each month during the relevant period. These amounts are summed for all contracts included in the S&P GSCITM and each contract’s percentage of the total is then determined.

•	not included in the S&P GSCITM at the time of determination must, in order to be added to the S&P GSCITM at such time, have a reference percentage dollar weight of at least 1.00%.

In the event that two or more contracts on the same commodity satisfy the eligibility criteria,

•

such contracts will be included in the S&P GSCITM in the order of their respective total quantity traded during the relevant period (determined as the total quantity of the commodity underlying transactions in the relevant contract), with the contract having the highest total quantity traded being included first, provided that no further contracts will be included if such inclusion would result in the portion of the S&P GSCITM attributable to such commodity exceeding a particular level.

•

If additional contracts could be included with respect to several commodities at the same time, that procedure is first applied with respect to the commodity that has the smallest portion of the S&P GSCITM attributable to it at the time of determination. Subject to the other eligibility criteria set forth above, the contract with the highest total quantity traded on such commodity will be included. Before any additional contracts on the same commodity or on any other commodity are included, the portion of the S&P GSCITM attributable to all commodities is recalculated. The selection procedure described above is then repeated with respect to the contracts on the commodity that then has the smallest portion of the S&P GSCITM attributable to it.

The contracts currently included in the S&P GSCITM are all futures contracts traded on the New York Mercantile Exchange, Inc. (“NYM”), the IntercontinentalExchange® (“ICE”), the Chicago Mercantile Exchange (“CME”), the Chicago Board of Trade (“CBT”), the Coffee, Sugar & Cocoa Exchange, Inc. (“CSC”), the New York Cotton Exchange (“NYC”), the Kansas City Board of Trade (“KBT”), the Commodities Exchange Inc. (“CMX”) and the London Metal Exchange (“LME”). The futures contracts currently included in the S&P GSCITM, their percentage dollar weights (“PDW”), their market symbols, the exchanges on which they are traded and their contract production weights (“CPW”) for 2007 are:

COMMODITY	DESIGNATED CONTRACT	TICKER SYMBOL	EXCHANGE	CURRENT WEIGHTING*
ENERGY**	WTI Crude Oil	CL	NYM	37.22%
ENERGY**	Brent Crude Oil	LCO	ICE	14.76%
ENERGY**	RBOB Gasoline	RB	NYM	1.29%
ENERGY**	No. 2 Heating Oil	HO	NYM	6.02%
ENERGY**	Gasoil	LGO	ICE	5.21%
ENERGY**	Natural Gas	NG	NYM	6.43%
INDUSTRIAL METALS	H.G. Primary Aluminum	IA	LME	2.63%
INDUSTRIAL METALS	Copper—Grade A	IC	LME	3.86%
INDUSTRIAL METALS	Standard Lead	IL	LME	0.69%
INDUSTRIAL METALS	Primary Nickel	IN	LME	1.25%
INDUSTRIAL METALS	Special H.G. Zinc	IZ	LME	0.89%
PRECIOUS METALS	Gold	GC	CMX	1.95%
PRECIOUS METALS	Silver	SI	CMX	0.25%
AGRICULTURE	Wheat (Chicago)	W	CBT	4.29%
AGRICULTURE	Wheat (Kansas City)	KW	KBT	1.47%
AGRICULTURE	Corn	C	CBT	2.77%
AGRICULTURE	Soybeans	S	CBT	1.99%
AGRICULTURE	Cotton #2	CT	NYC	0.86%
AGRICULTURE	Sugar #11	SB	CSC	0.99%
AGRICULTURE	Coffee “C”	KC	CSC	0.69%
AGRICULTURE	Cocoa	CC	CSC	0.20%
LIVESTOCK	Live Cattle	LC	CME	2.49%
LIVESTOCK	Feeder Cattle	FC	CME	0.57%
LIVESTOCK	Lean Hogs	LH	CME	1.25%

*	Percentage dollar weights as of September 19, 2007.
**	Included in the S&P GSCITM Energy Excess Return Index.

The quantity of each of the contracts included in the S&P GSCITM is determined on the basis of a five-year average (referred to as the “world production average”) of the production quantity of the underlying commodity as published by the United Nations Statistical Yearbook, the Industrial Commodity Statistics Yearbook and other official sources. However, if a commodity is primarily a regional commodity, based on its production, use, pricing, transportation or other factors, S&P, in consultation with the Policy Committee, may calculate the weight of such commodity based on regional, rather than world, production data. At present, natural gas is the only commodity the weights of which are calculated on the basis of regional production data, with the relevant region defined as North America.

The five-year moving average is updated annually for each commodity included in the S&P GSCITM, based on the most recent five-year period (ending approximately two years prior to the date of calculation and moving backwards) for which complete data for all commodities is available. The contract production weights, or CPWs, used in calculating the S&P GSCITM are derived from world or regional production averages, as applicable, of the relevant commodities, and are calculated based on the total quantity traded for the relevant contract and the world or regional production average, as applicable, of the underlying commodity. However, if the volume of trading in the relevant contract, as a multiple of the production levels of the commodity, is below specified thresholds, the CPW of the contract is reduced until the threshold is satisfied. This is designed to ensure that trading in each such contract is sufficiently liquid relative to the production of the commodity.

In addition, S&P performs this calculation on a monthly basis and, if the multiple of any contract is below the prescribed threshold, the composition of the S&P GSCITM is reevaluated, based on the criteria and weighting procedure described above. This procedure is undertaken to allow the S&P GSCITM to shift from contracts that have lost substantial liquidity into more liquid contracts, during the course of a given year. As a result, it is possible that the composition or weighting of the S&P GSCITM will change on one or more of these monthly evaluation dates. In addition, regardless of whether any changes have occurred during the year, S&P reevaluates the composition of the S&P GSCITM, in consultation with the Policy Committee, at the conclusion of each year, based on the above criteria. Other commodities that satisfy such criteria, if any, will be added to the S&P GSCITM. Commodities included in the S&P GSCITM which no longer satisfy such criteria, if any, will be deleted.

S&P, in consultation with the Policy Committee, also determines whether modifications in the selection criteria or the methodology for determining the composition and weights of and for calculating the S&P GSCITM are necessary or appropriate in order to assure that the S&P GSCITM represents a measure of commodity market performance. S&P has the discretion to make any such modifications, in consultation with the Policy Committee. Upon request, S&P will disclose to any investor any such modifications that are made.

Contract Expirations

Because the S&P GSCITM comprises actively traded contracts with scheduled expirations, it can only be calculated by reference to the prices of contracts for specified expiration, delivery or settlement periods, referred to as “contract expirations.” The contract expirations included in the S&P GSCITM for each commodity during a given year are designated by S&P, in consultation with the Policy Committee, provided that each such contract must be an “active contract”. An “active contract” for this purpose is a liquid, actively traded contract expiration, as defined or identified by the relevant trading facility or, if no such definition or identification is provided by the relevant trading facility, as defined by standard custom and practice in the industry.

If a trading facility deletes one or more contract expirations, the S&P GSCITM will be calculated during the remainder of the year in which such deletion occurs on the basis of the remaining contract expirations designated by S&P. If a trading facility ceases trading in all contract expirations relating to a particular contract, S&P may designate a replacement contract on the commodity. The replacement contract must satisfy the eligibility criteria for inclusion in the S&P GSCITM. To the extent practicable, the replacement will be effected during the next monthly review of the composition of the S&P GSCITM. If that timing is not practicable, S&P will determine the date of the replacement and will consider a number of factors, including the differences between the existing contract and the replacement contract with respect to contractual specifications and contract expirations.

Value of the S&P GSCITM

The value of the S&P GSCITM on any given day is equal to the total dollar weight of the S&P GSCITM divided by a normalizing constant that assures the continuity of the S&P GSCITM over time. The total dollar weight of the S&P GSCITM is the sum of the dollar weights of each of the underlying commodities. The dollar weight of each such commodity on any given day is equal to:

•	the daily contract reference price,

•	multiplied by the appropriate CPWs, and

•	during a roll period, the appropriate “roll weights” (discussed below).

The daily contract reference price used in calculating the dollar weight of each commodity on any given day is the most recent daily contract reference price made available by the relevant trading facility, except that the daily contract reference price for the most recent prior day will be used if the exchange is closed or otherwise fails to publish a daily contract reference price on that day. In addition, if the trading facility fails to make a daily contract reference price available or publishes a daily contract reference price that, in the reasonable judgment of S&P, reflects manifest error, the relevant calculation will be delayed until the price is made available or corrected; provided that, if the price is not made available or corrected by 4:00 P.M. New York City time, S&P may, if it deems such action to be appropriate under the circumstances, determine the appropriate daily contract reference price for the applicable futures contract in its reasonable judgment for purposes of the relevant S&P GSCITM calculation.

Contract Daily Return

The contract daily return on any given day is equal to the sum, for each of the commodities included in the S&P GSCITM, of the applicable daily contract reference price on the relevant contract multiplied by the appropriate CPW and the appropriate “roll weight”, divided by the total dollar weight of the S&P GSCITM on the preceding day, minus one. The “roll weight” of each commodity reflects the fact that the positions in contracts must be liquidated or rolled forward into more distant contract expirations as they approach expiration. If actual positions in the relevant markets were rolled forward, the roll would likely need to take place over a period of days. Since the S&P GSCITM is designed to replicate the performance of actual investments in the underlying contracts, the rolling process incorporated in the S&P GSCITM also takes place over a period of days at the beginning of each month (referred to as the “roll period”). On each day of the roll period, the “roll weights” of the first nearby contract expirations on a particular commodity and the more distant contract expiration into which it is rolled are adjusted, so that the hypothetical position in the contract on the commodity that is included in the S&P GSCITM is gradually shifted from the first nearby contract expiration to the more distant contract expiration.

The world-production weighting of the S&P GSCITM is accomplished by keeping the quantity weights of the individual commodities within each basket proportional to world production weights, which are averages of historical production levels and are generally updated every year. If on any day during a roll period any of the following conditions exists, the portion of the roll that would have taken place on that day is deferred until the next day on which such conditions do not exist:

•	no daily contract reference price is available for a given contract expiration;

•	any such price represents the maximum or minimum price for such contract month, based on exchange price limits (referred to as a “Limit Price”);

•

the daily contract reference price published by the relevant trading facility reflects manifest error, or such price is not published by 4:00 P.M., New York City time. In that event, S&P may, but is not required to, determine a daily contract reference price and complete the relevant portion of the roll based on such price; provided that, if the trading facility publishes a price before the opening of trading on the next day, S&P will revise the portion of the roll accordingly; or

•	trading in the relevant contract terminates prior to its scheduled closing time.

If any of these conditions exist throughout the roll period, the roll with respect to the affected contract will be effected in its entirety on the next day on which such conditions no longer exist.

Valuation of the S&P GSCITM Excess Return Index

The value of the S&P GSCITM Excess Return Index on any S&P GSCITM business day is equal to the product of (1) the value of the S&P GSCITM on the immediately preceding S&P GSCITM business day, multiplied by (2) one plus the contract daily return on the S&P GSCITM business day on which the calculation is made. The value of the S&P GSCITM has been normalized so that its hypothetical level on January 2, 1970 was 100. As discussed above under “The S&P GSCITM Excess Return Index”, the S&P GSCITM Energy Excess Return Index is a sub-index of the S&P GSCITM Excess Return Index and are constructed and valued in the same way as the S&P GSCITM Excess Return Index, except that it is specifically limited to crude oil, Brent crude oil, unleaded gasoline, heating oil, gas oil and natural gas contracts. You should be aware that the return on the PACERS will be linked solely to the performance of the S&P GSCITM Energy Excess Return Index and, therefore, to crude oil, Brent crude oil, unleaded gasoline, heating oil, gas oil and natural gas contracts. The performance of the S&P GSCITM Excess Return Index as a whole will not affect the return of the PACERS.

Historical Data on the S&P GSCITM Energy Excess Return Index

The following table sets forth the closing values of the S&P GSCITM Energy Excess Return Index on the last index business day of each month in the period from January 1999 through August 2007. These historical data on the S&P GSCITM Energy Excess Return Index are not indicative of the future performance of the S&P GSCITM Energy Excess Return Index or what the market value of the PACERS may be. Any historical upward or downward trend in the value of the S&P GSCITM Energy Excess Return Index during any period set forth below is not an indication that the S&P GSCITM Energy Excess Return Index is more or less likely to increase or decrease at any time during the term of the PACERS.

	1999	2000	2001	2002	2003	2004	2005	2006	2007
January	102.39	204.89	318.75	178.35	321.29	350.14	473.82	581.41	370.37
February	100.06	229.75	308.66	194.36	374.95	372.75	507.87	494.76	391.91
March	129.72	220.85	295.45	237.63	303.45	386.53	544.62	538.28	410.73
April	140.68	219.34	313.04	249.02	273.39	405.80	513.96	556.70	406.28
May	130.80	269.49	302.72	226.42	309.47	434.31	492.60	550.05	389.01
June	140.66	293.87	264.40	238.93	311.54	399.28	537.60	554.61	403.79
July	158.97	264.29	270.89	239.05	318.85	459.74	560.09	550.76	428.59
August	169.74	319.90	268.51	256.69	331.30	445.86	683.10	510.29	405.76
September	184.63	305.78	230.47	271.83	301.86	518.05	680.36	432.42	370.37
October	167.48	313.68	222.29	246.92	299.81	544.96	604.59	403.15	391.91
November	187.48	350.74	186.83	248.04	318.39	519.24	533.86	426.26	410.73
December	189.75	322.99	199.11	288.41	358.16	438.30	549.36	386.28	406.28

Historical Daily Closing Values

The following graph illustrates the historical performance of the S&P GSCITM Energy Excess Return Index based on daily closing values, commencing on January 4, 1999 and ending on September 25, 2007. Past movements of the S&P GSCITM Energy Excess Return Index are not indicative of future closing values.

The closing value of the S&P GSCITM Energy Excess Return Index on September 25, 2007 was 444.32.

License Agreement

S&P and Citigroup Global Markets, an affiliate of Citigroup Funding, have entered into a non-exclusive license agreement providing for the license to Citigroup Global Markets and its affiliates, in exchange for a fee, of the right to use indices owned and published by S&P in connection with certain financial instruments, including the PACERS.

The license agreement between S&P and Citigroup Global Markets provides that the following language must be stated in this pricing supplement:

“The PACERS are not sponsored, endorsed, sold or promoted by S&P. S&P makes no representation or warranty, express or implied, to the holders of the PACERS or any member of the public regarding the advisability of investing in securities generally or in the PACERS particularly. S&P’s only relationship to Citigroup Funding is the licensing of certain trademarks, trade names and service marks of S&P and of the S&P GSCITM Energy Excess Return Index, which is determined, composed and calculated by S&P without regard to Citigroup Funding or the PACERS. S&P has no obligation to take the needs of Citigroup Funding or the holders of the PACERS into consideration in determining, composing or calculating the S&P GSCITM Energy Excess Return Index. S&P is not responsible for and has not participated in the determination of the timing of, prices at, or quantities of the PACERS to be issued. S&P has no obligation or liability in connection with the administration, marketing or trading of the PACERS.”

DESCRIPTION OF THE PHLX OIL SERVICE SECTOR INDEX

General

Unless otherwise stated, we have derived all information regarding the PHLX Oil Service Sector Index (the “PHLX Oil Service Sector Index”) provided in this pricing supplement, including its composition, method of calculation and changes in components, from PHLX, publicly available sources and other sources we believe to be reliable. Such information reflects the policies of, and is subject to change by, PHLX. PHLX is under no obligation to continue to publish, and may discontinue or suspend the publication of, the PHLX Oil Service Sector Index at any time. None of Citigroup Funding, Citigroup Inc., Citigroup Global Markets or the trustee assumes any responsibility for the accuracy or completeness of any information relating to the PHLX Oil Service Sector Index.

The PHLX Oil Service Sector Index is a price-weighted index (i.e., the weight of an underlying stock in the index is based on its price per share rather than the total market capitalization of the issuer of such component stock) composed of 15 common stocks of the companies that provide oil drilling and production services, oil field equipment, support services and geophysical/reservoir services. The Index was set to an initial value of 75.00 on December 31, 1996 and options commenced trading on February 24, 1997.

The value of the PHLX Oil Service Sector Index is calculated by adding the prices of the component stocks and dividing it by the base market divisor that is designed to provide meaningful continuity in the value of the PHLX Oil Service Sector Index. Typically, the higher priced and more volatile constituent issues will exert a greater influence over the movement of a price-weighted index. To maintain the continuity of the index, the divisor is adjusted to reflect non-market changes in the price of the component securities as well as changes in the composition of the PHLX Oil Service Sector Index. Changes which may result in divisor adjustments include but are not limited to stock splits, dividends, spin offs, certain rights issuances and mergers and acquisitions.

The following is a list of companies included in the PHLX Oil Service Sector Index as of September 13, 2007, their trading symbols and percentage weightings:

Companies	Trading Symbols	Index Weightings
Baker Hughes, Inc.	BHI	8.74%
BJ Services Company	BJS	2.64%
Cameron International Corporation	CAM	8.88%
Global Industries Ltd.	GLBL	2.55%
Global Santa Fe Intl. Corp.	GSF	7.24%
Halliburton Company	HAL	3.71%
Nabors Industries, Inc.	NBR	3.14%
Noble Corp.	NE	4.85%
National Oilwell Varco, Inc.	NOV	13.78%
Rowan Companies, Inc.	RDC	3.72%
Transocean, Inc.	RIG	10.80%
Smith International, Inc.	SII	6.97%
Schlumberger Ltd.	SLB	10.11%
Tidewater, Inc.	TDW	6.55%
Weatherford Int’l, Inc.	WFT	6.33%

THE PHLX OIL SERVICE SECTOR INDEX DOES NOT REFLECT THE PAYMENT OF DIVIDENDS OR OTHER DISTRIBUTIONS ON THE STOCKS UNDERLYING IT AND THEREFORE THE RETURN ON THE PACERS MAY NOT PRODUCE THE SAME RETURN YOU WOULD RECEIVE IF YOU WERE TO PURCHASE SUCH UNDERLYING STOCKS AND HOLD THEM UNTIL MATURITY.

Historical Data on the PHLX Oil Service Sector Index

The following table sets forth the closing values of the PHLX Oil Service Sector Index on the last index business day of each month during the period from January 1999 through August 2007. These historical data on the PHLX Oil Service Sector Index are not indicative of the future performance of the PHLX Oil Service Sector Index or what the market value of the PACERS may be. Any historical upward or downward trend in the value of the PHLX Oil Service Sector Index during any period set forth below is not an indication that the PHLX Oil Service Sector Index is more or less likely to increase or decrease at any time during the term of the PACERS.

	1999	2000	2001	2002	2003	2004	2005	2006	2007
January	49.95	84.36	125.92	86.02	82.72	100.87	129.58	221.53	196.09
February	47.40	98.10	123.34	92.93	88.19	107.28	141.44	193.86	197.03
March	67.74	115.18	114.65	102.41	84.40	103.51	139.31	208.35	214.63
April	76.39	115.93	131.19	106.06	84.79	103.99	128.92	222.35	232.68
May	72.57	124.20	126.45	105.64	98.36	98.88	134.49	214.16	251.11
June	78.75	120.29	99.44	91.65	91.59	107.54	146.15	210.38	263.48
July	80.57	114.92	90.65	80.10	85.29	111.51	161.38	207.32	271.30
August	85.12	133.84	78.15	81.93	91.98	109.83	171.85	193.40	274.07
September	75.85	132.83	65.42	76.32	87.67	120.79	175.93	186.10	196.09
October	73.17	115.75	80.33	81.74	85.35	118.53	167.75	193.20	197.03
November	77.31	98.30	77.71	88.34	84.31	125.51	177.77	209.86	214.63
December	85.96	124.78	87.14	86.70	93.95	123.94	182.14	199.90	232.68

Historical Daily Closing Values

The following graph illustrates the historical performance of the PHLX Oil Service Sector Index based on daily closing values, commencing on January 4, 1999 and ending on September 25, 2007. Past movements of the PHLX Oil Service Sector Index are not indicative of future closing values.

The closing value of the PHLX Oil Service Sector Index on September 25, 2007 was 294.37.

License Agreement

PHLX and Citigroup Funding have entered into a non-exclusive license agreement providing for the license to Citigroup Funding, in exchange for a fee, of the right to use the Index, which is owned and published by PHLX, in connection with certain securities, including the PACERS.

The license agreement between PHLX and Citigroup Funding provides that the following language must be stated in this pricing supplement.

“PHLX Oil Service Sector Index (trading symbol: “OSX”) (the “Index”) is not sponsored, endorsed, sold or promoted by Philadelphia Stock Exchange, Inc. (“PHLX”). PHLX makes no representation or warranty, express or implied, to the owners of the Index or any member of the public regarding the advisability of investing in securities generally or in the Index particularly or the ability of the Index to track market performance. PHLX’s only relationship to Licensee is the licensing of certain names and marks and of the Index, which is determined, composed and calculated without regard to the Licensee. PHLX has no obligation to take the needs of the Licensee or the owners of the Index into consideration in determining, composing or calculating the Index. PHLX is not responsible for and has not participated in any determination or calculation made with respect to the issuance or redemption of the Index. PHLX has no obligation or liability in connection with the administration, purchase, sale, marketing, promotion or trading of the Index.”

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of U.S. federal income tax consequences material to the purchase, ownership and disposition of the PACERS. This summary does not purport to be a comprehensive description of all of the tax consequences that may be relevant to the decision to purchase the PACERS by any particular investor, including tax consequences that arise from rules of general application to all taxpayers or to certain classes of taxpayers or that are generally assumed to be known by investors. Unless otherwise specifically indicated herein, this summary addresses the tax consequences only to a person that is (i) an individual citizen or resident of the United States, (ii) a corporation organized in or under the laws of the United States or any state thereof or the District of Columbia or (iii) otherwise subject to U.S. federal income taxation on a net income basis in respect of the PACERS (a “U.S. Holder”).

This summary also does not address the tax consequences to (i) persons that may be subject to special treatment under U.S. federal income tax law, such as banks, insurance companies, thrift institutions, regulated investment companies, real estate investment trusts, tax-exempt organizations, traders in securities that elect to mark to market and dealers in securities or currencies, (ii) persons that will hold the PACERS as part of a position in a “straddle” or as part of a “hedging,” “conversion” or other integrated investment transaction for federal income tax purposes, (iii) persons whose functional currency is not the U.S. dollar, (iv) persons that do not hold the PACERS as capital assets or (v) persons that did not purchase the PACERS in the initial offering.

This summary is based on U.S. federal income tax laws, regulations, rulings and decisions in effect as of the date of this pricing supplement, all of which are subject to change at any time (possibly with retroactive effect). As the law is technical and complex, the discussion below necessarily represents only a general summary. Moreover, this summary does not address the effects of any applicable state, local or foreign tax laws.

No statutory, judicial or administrative authority directly addresses the characterization of the PACERS or instruments similar to the PACERS for U.S. federal income tax purposes. As a result, significant aspects of the U.S. federal income tax consequences of an investment in the PACERS are not certain. No ruling is being requested from the Internal Revenue Service (the “IRS”) with respect to the PACERS and no assurance can be given that the IRS will agree with the conclusions expressed herein. It is possible that the IRS could seek to characterize the PACERS in a manner that results in tax consequences different from those described below. ACCORDINGLY, A PROSPECTIVE INVESTOR IN THE PACERS SHOULD CONSULT ITS OWN TAX ADVISORS IN DETERMINING THE TAX CONSEQUENCES OF AN INVESTMENT IN THE PACERS, INCLUDING THE APPLICATION OF STATE, LOCAL OR OTHER TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN FEDERAL OR OTHER TAX LAWS.

In General

In purchasing a PACERS, each holder agrees with Citigroup Funding that Citigroup Funding and such holder intend to treat a PACERS for U.S. federal income tax purposes as a cash-settled derivative financial instrument providing for the future payment based on the value of the Underlying Basket under which an amount equal to the purchase price of the PACERS is treated as a non-interest-bearing cash deposit to be applied at maturity in full satisfaction of the holder’s payment obligation under the derivative financial instrument. (Prospective investors should note that cash proceeds of this offering will not be segregated by Citigroup Funding during the term of the PACERS, but instead will be commingled with Citigroup Funding’s other assets and applied in a manner consistent with the “Use of Proceeds and Hedging” in the accompanying prospectus.) As discussed below, there is no assurance that the IRS will agree with this treatment, and alternative treatments of the PACERS could result in less favorable U.S. federal income tax consequences to a holder, including a requirement to accrue income on a current basis.

Under the above characterization of the PACERS, at maturity or upon the mandatory redemption of the PACERS for cash prior to or at maturity, or upon the sale or other taxable disposition of a PACERS by a U.S.

Holder, the U.S. Holder generally will recognize capital gain or loss equal to the difference, if any, between the amount of cash received at maturity or the amount realized as a result of the mandatory redemption, sale or other taxable disposition and the U.S. Holder’s tax basis in the PACERS. Any such gain or loss generally will be long-term capital gain or loss if the U.S. Holder has held the PACERS for more than one year at the time of disposition.

Possible Alternative Treatment

Due to the absence of authority as to the proper characterization of the PACERS and the absence of any comparable instruments for which there is a widely accepted tax treatment, no assurance can be given that the IRS will accept, or that a court will uphold, the characterization of the PACERS as derivative financial instruments and the tax treatment described above. In particular, because a holder will be entitled to cash equal to or greater than the amount of the initial purchase price paid for the PACERS unless (i) the closing value of the Underlying Basket on any Trading Day after the date the PACERS are priced for initial sale to the public up to and including the third Trading Day before maturity is less than or equal to approximately 80% of the Initial Index Value and (ii) the closing value of the Underlying Basket on each Trading Day within each Call Determination Period, and on the maturity date, is less than 100% of the Initial Index Value, the IRS could seek to analyze the federal income tax consequences of owning PACERS under Treasury regulations governing contingent payment debt instruments (the “Contingent Payment Regulations”). The Contingent Payment Regulations are complex, but very generally apply the original issue discount rules of the Internal Revenue Code to a contingent payment debt instrument by requiring that original issue discount be accrued every year at a “comparable yield” for the issuer of the instrument, determined at the time of issuance of the obligation. In addition, the Contingent Payment Regulations require that a projected payment schedule, which results in such a “comparable yield,” be determined, and that adjustments to income accruals be made to account for differences between actual payments and projected amounts. To the extent that the comparable yield as so determined exceeds the projected payments on a contingent debt instrument in any taxable year, the owner of that instrument will recognize ordinary interest income for that taxable year in excess of the cash the owner receives and such excess would increase the U.S. Holder’s tax basis in the debt instrument. In addition, any gain realized on the sale, exchange or redemption of a contingent payment debt instrument will be treated as ordinary income. Any loss realized on such sale, exchange or redemption will be treated as an ordinary loss to the extent that the holder’s original issue discount inclusions with respect to the obligation exceed prior reversals of such inclusions required by the adjustment mechanism described above. Any loss realized in excess of such amount generally will be treated as a capital loss.

The Contingent Payment Regulations apply only to debt instruments that provide for contingent payments. The PACERS are expected to provide economic returns that are linked to the performance of the Underlying Basket, and offer no assurance that a holder’s investment will be returned to the holder. Further, based on the historical performance of the Underlying Basket, a holder may receive economic returns on the PACERS that are substantially lower or higher than the holder’s investment therein and the amounts payable if the PACERS are called substantially exceed a conventional interest rate return. Accordingly, Citigroup Funding believes that it is reasonable to treat the PACERS for U.S. federal income tax purposes, not as debt instruments, but as derivative financial instruments in respect of which holders have deposited a fixed amount of cash with Citigroup Funding. If, however, the IRS were successfully to maintain that the Contingent Payment Regulations apply to the PACERS, then, among other matters, a U.S. Holder would be required to include in income each year an accrual of interest at a comparable yield for a comparable non-contingent PACERS issued by Citigroup Funding even though the holder will be entitled to no payments until the maturity of the PACERS. In addition, gain realized by a holder upon the mandatory redemption, sale or other taxable disposition of a PACERS (including as a result of payments made at maturity) generally would be characterized as ordinary income, rather than as short- or long- term capital gain (depending on whether the PACERS has been held for more than one year).

Even if the Contingent Payment Regulations do not apply to the PACERS, it is possible that the IRS could seek to characterize the PACERS in a manner that results in tax consequences different from those described above. Under alternative characterizations of the PACERS, it is possible, for example, that a PACERS could be treated as including a debt instrument and a derivative financial instrument or two or more options.

It is also possible that future regulations or other IRS guidance would require you to accrue income on the PACERS on a current basis. The IRS and U.S. Treasury Department issued proposed regulations that require current accrual of income with respect to contingent nonperiodic payments made under certain notional principal contracts. The preamble to the regulations states that the “wait and see” method of tax accounting does not properly reflect the economic accrual of income on such contracts, and requires current accrual of income with respect to some contracts already in existence at the time the proposed regulations were released. While the proposed regulations do not apply to derivative financial instruments other than notional principal contracts, the preamble to the proposed regulations expresses the view that similar timing issues exist in the case of prepaid forward contracts. If the IRS published future guidance requiring current accrual of income with respect to contingent payments on prepaid forward contracts, it is possible that you could be required to accrue income over the term of the PACERS.

Some or all of the net long-term capital gain arising from certain “constructive ownership” transactions may be characterized as ordinary income, in which case an interest charge would be imposed on any such ordinary income. These rules have no immediate application to derivative financial instruments in respect of the stock of most corporations, including the PACERS. The rules, however, grant discretionary authority to the U.S. Treasury Department to expand the scope of “constructive ownership” transactions to include derivative financial instruments in respect of the stock of all corporations. The rules separately also direct the Treasury to promulgate regulations excluding a forward contract that does not convey “substantially all” of the economic return on an underlying asset from the scope of “constructive ownership” transactions. This category may include the PACERS. It is not possible to predict whether such regulations will be promulgated by the U.S. Treasury Department, or the form or effective date that any regulations that may be promulgated might take.

Non-United States Holders

The following is a summary of certain United States federal income tax consequences that will apply to Non-U.S. Holders of the PACERS. The term “Non-U.S. Holder” means a holder of the PACERS that is a non-resident alien individual or a foreign corporation.

In the case of a Non-U.S. Holder of the PACERS, any payments made with respect to the PACERS will not be subject to U.S. withholding tax, provided that such holder complies with applicable certification requirements. Any capital gain realized upon the mandatory redemption, sale or other disposition of the PACERS by a Non-U.S. Holder generally will not be subject to U.S. federal income tax if (i) such gain is not effectively connected with a U.S. trade or business of such holder and (ii) in the case of an individual, such individual is not present in the United States for 183 days or more in the taxable year of the sale or other disposition.

A Non-U.S. Holder that is subject to U.S. federal income taxation on a net income basis with respect to its investment in the PACERS should see the discussion relating to U.S. Holders of the PACERS, above.

Estate Tax

If you are an individual who will be subject to U.S. federal estate tax only with respect to U.S. situs property (generally an individual who at death is neither a citizen nor a domiciliary of the United States) or an entity the property of which is potentially includible in such an individual’s gross estate for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers), you should note that, absent an applicable treaty benefit, the PACERS may be treated as

U.S. situs property for U.S. federal estate tax purposes. You are urged to consult your own tax advisors regarding the U.S. federal estate tax consequences of investing in the PACERS.

Backup Withholding and Information Reporting

A holder of the PACERS may be subject to information reporting and to backup withholding with respect to certain amounts paid to the holder unless such holder provides proof of an applicable exemption or a correct taxpayer identification number, and otherwise complies with applicable requirements of the backup withholding rules. Backup withholding is not an additional tax. Rather, any amounts withheld under the backup withholding rules may be refunded or credited against the U.S. Holder’s U.S. federal income tax liability, provided the required information is furnished to the IRS.

PLAN OF DISTRIBUTION

The terms and conditions set forth in the Global Selling Agency Agreement dated April 13, 2006, among Citigroup Funding, Citigroup Inc. and the agents named therein, including Citigroup Global Markets, govern the sale and purchase of the PACERS.

Citigroup Global Markets, acting as principal, has agreed to purchase from Citigroup Funding, and Citigroup Funding has agreed to sell to Citigroup Global Markets, $         principal amount of PACERS (         PACERS), any payments due on which are fully and unconditionally guaranteed by Citigroup Inc. Citigroup Global Markets proposes to offer some of the PACERS directly to the public at the public offering price set forth on the cover page of this pricing supplement and some of the PACERS to certain dealers at the public offering price less a concession not to exceed $         per PACERS. Citigroup Global Markets may allow, and these dealers may reallow, a concession not to exceed $         per PACERS on sales to certain other dealers. Sales may also be made through Citicorp Financial Services Corp., a broker-dealer affiliated with Citigroup Global Markets, acting as agent. Citicorp Financial Services Corp. will receive as remuneration a portion of the agent’s discount set forth on the cover of this pricing supplement equal to $         per PACERS for the PACERS it sells. If all of the PACERS are not sold at the initial offering price, Citigroup Global Markets may change the public offering price and other selling terms.

The PACERS will not be listed on any exchange.

In order to hedge its obligations under the PACERS, Citigroup Funding expects to enter into one or more swaps or other derivatives transactions with one or more of its affiliates. You should refer to the section “Risk Factors Relating to the PACERS — Risk Factors Relating to the PACERS — The Market Value of the PACERS May Be Affected by Purchases and Sales of the Stocks or Futures Contracts Included in the Indices Comprising the Underlying Basket or Derivative Instruments Related to the Indices Comprising the Underlying Basket by Affiliates of Citigroup Funding” in this pricing supplement, “Risk Factors — Citigroup Funding’s Hedging Activity Could Result in a Conflict of Interest” in the accompanying prospectus supplement and the section “Use of Proceeds and Hedging” in the accompanying prospectus.

Citigroup Global Markets is an affiliate of Citigroup Funding. Accordingly, the offering will conform to the requirements set forth in Rule 2720 of the Conduct Rules of the National Association of Securities Dealers. Client accounts over which Citigroup Inc. or its affiliates have investment discretion are NOT permitted to purchase the PACERS, either directly or indirectly.

ERISA MATTERS

Each purchaser of the PACERS or any interest therein will be deemed to have represented and warranted on each day from and including the date of its purchase or other acquisition of the PACERS through and including the date of disposition of such PACERS that either:

(a) it is not (i) an employee benefit plan subject to the fiduciary responsibility provisions of ERISA, (ii) an entity with respect to which part or all of its assets constitute assets of any such employee benefit plan by reason of C.F.R. 2510.3-101 or otherwise, (iii) a plan described in Section 4975(e)(1) of the Internal Revenue Code of 1986, as amended (the “Code”) (for example, individual retirement accounts, individual retirement annuities or Keogh plans), or (iv) a government or other plan subject to federal, state or local law substantially similar to the fiduciary responsibility provisions of ERISA or Section 4975 of the Code (such law, provisions and Section, collectively, a “Prohibited Transaction Provision” and (i), (ii), (iii) and (iv), collectively, “Plans”); or

(b) if it is a Plan, either (A)(i) none of Citigroup Global Markets, its affiliates or any employee thereof is a Plan fiduciary that has or exercises any discretionary authority or control with respect to the Plan’s assets used to purchase the PACERS or renders investment advice with respect to those assets, and (ii) the Plan is paying no more than adequate consideration for the PACERS or (B) its acquisition and holding of the PACERS is not prohibited by a Prohibited Transaction Provision or is exempt therefrom.

The above representations and warranties are in lieu of the representations and warranties described in the section “ERISA Matters” in the accompanying prospectus supplement. Please also refer to the section “ERISA Matters” in the accompanying prospectus.

You should rely only on the information incorporated by reference or provided in this pricing supplement and accompanying prospectus supplement and prospectus. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this pricing supplement is accurate as of any date other than the date on the front of the document.

You should rely only on the information contained or incorporated by reference in this pricing supplement, prospectus supplement and prospectus. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained or incorporated by reference in this pricing supplement, prospectus supplement or prospectus is accurate as of any date other than the date on the front of such document.

Citigroup Funding Inc.

Medium-Term Notes, Series D

PREMIUM MANDATORY CALLABLE

EQUITY-LINKED SECURITIES

Based Upon a Basket of Energy Indices

Due             , 2009

($10 Principal Amount per PACERS)

Any Payments Due from Citigroup Funding Inc.

Fully and Unconditionally Guaranteed by

Citigroup Inc.

Pricing Supplement

            , 2007

(Including Prospectus Supplement

dated April 13, 2006 and Prospectus dated March 10, 2006)